WORKING TOGETHER



BELO CORP

2002 ANNUAL REPORT


PROVIDENCE
HAMPTON/ NORFOLK
CHARLOTTE
LOUISVILLE
ST LOUIS
DALLAS/ FORT WORTH
NEW ORLEANS
HOUSTON
AUSTIN
SAN ANTONIO

TEXAS

DALLAS / FORT WORTH
○ ○ WFAA-TV
○ ○ TXCN
○ ○ *The Dallas Morning News*
○ ○ *Denton Record-Chronicle*

HOUSTON
○ ○ KHOU-TV
○ News 24 Houston

SAN ANTONIO
○ ○ KENS-TV
○ KBEJ-TV*
○ News 9 San Antonio

AUSTIN
○ ○ KVUE-TV

MID-ATLANTIC & RHODE ISLAND

ST LOUIS
○ ○ KMOV-TV

CHARLOTTE
○ ○ WCNC-TV
○ News 14 Carolina

HAMPTON / NORFOLK
○ ○ WVEC-TV
○ Local News on Cable

NEW ORLEANS
○ ○ WWL-TV
○ NewsWatch on Channel 15

LOUISVILLE
○ ○ WHAS-TV

PROVIDENCE
○ ○ *The Providence Journal*
○ ○ *Rhode Island Monthly*

*Operated under a local marketing agreement

MANY MARKETS, ONE MISSION


SPOKANE
SEATTLE/
TACOMA
PORTLAND
BOISE
PHOENIX
TUCSON
RIVERSIDE

NORTHWEST

SEATTLE / TACOMA
○ ○ KING-TV
○ ○ KONG-TV
○ ○ NWCN

PORTLAND
○ ○ KGW-TV

SPOKANE
○ ○ KREM-TV
○ ○ KSKN-TV

BOISE
○ ○ KTVB-TV

SOUTHWEST

PHOENIX
○ ○ KTVK-TV
○ ○ KASW-TV
○ Arizona NewsChannel
○ ¡Mas! Arizona

RIVERSIDE
○ ○ *The Press-Enterprise*
○ ○ *The Business Press*
○ ○ *La Prensa*

TUCSON
○ ○ KMSB-TV
○ ○ KTTU-TV

○ TELEVISION ○ NEWSPAPER ○ CABLE ○ INTERACTIVE MEDIA

FINANCIAL HIGHLIGHTS

YEAR ENDED DECEMBER 31 (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

	2002	2001	2000
REVENUES			
Television Group	$ 657,525	$ 597,869	$ 692,826 [e]
Newspaper Group	733,501	737,481	871,380 [f]
Interactive Media	19,472	13,065	10,319
Other	17,266	16,163	14,287
Net Operating Revenues	$ 1,427,764	$ 1,364,578	$ 1,588,812
EARNINGS			
Television Group	$ 234,429	$ 126,011	$ 190,406 [e]
Newspaper Group	145,649	110,492	189,155 [f]
Interactive Media	(14,211)	(20,002)	(18,695)
Other	(3,621)	(4,741)	(6,976)
Corporate expenses	(49,182)	(48,156)	(51,164)
Earnings from Operations	$ 313,064	$ 163,604	$ 302,726
Net earnings (loss)	$ 131,126 [c]	$ (2,686) [d]	$ 150,825 [g]
Net earnings (loss) per share	$ 1.15 [c]	$ (0.02) [d]	$ 1.29 [g]
Dividends declared per share	$ 0.30	$ 0.30	$ 0.28
OPERATING CASH FLOW [h]			
Television Group	$ 282,229	$ 236,169	$ 303,800
Newspaper Group	$ 194,121	$ 173,298	$ 251,163

TRADING PRICE	1Q'02	2Q'02	3Q'02	4Q'02
High	24.00	24.52	24.52	24.41
Low	18.00	22.06	17.75	19.96
Close	23.25	22.61	21.88	21.32

(a) Certain amounts for the prior year have been reclassified to conform to the current year presentation.

(b) Effective January 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets." Upon adoption of the standard, Belo ceased amortization of its existing goodwill and identifiable intangible assets with indefinite lives. Belo recorded $75,128 and $77,686 of such amortization for the years ended December 31, 2001 and 2000, respectively. The Company's pro forma diluted earnings per share for the years ended December 31, 2001 and 2000 would have been $.51 and $1.81, respectively.

(c) During 2002, Belo recorded a gain of $2,375 ($1,841 net of tax or 2 cents per share) on the sale of the Company's interest in the Dallas Mavericks and the American Airlines Center, a credit of $4,787 ($2,446 net of tax or 2 cents per share) related to the favorable resolution of certain contingencies from properties sold in the fourth quarter of 2000 and a credit of $1,969 ($1,261 net of tax or 1 cent per share) related to the curtailment of the Company's post-retirement medical program.

(d) During 2001, Belo recorded a charge of $28,785 ($18,529 net of tax or 17 cents per share) related to write-downs of certain investments in Internet-related companies and a charge of $8,060 ($5,221 net of tax or 4 cents per share) related to early retirements and a company-wide reduction in force.

(e) The sale of KOTV, the CBS affiliate in Tulsa, Oklahoma, was completed effective December 31, 2000.

(f) Operating results for 2000 reflect the November 1, 2000 sale of *The Gleaner* in Henderson, Kentucky and the December 1, 2000 sale of *The Eagle* in Bryan-College Station, Texas. The sale of the *Messenger-Inquirer* in Owensboro, Kentucky was completed effective December 31, 2000.

(g) During 2000, Belo recognized gains on the sales of KOTV, the *Messenger-Inquirer*, *The Eagle* and *The Gleaner* of $104,628 ($65,367 net of tax or 56 cents per share), a benefit on the settlement of a legal matter of $18,953 ($12,190 net of tax or 10 cents per share) and a charge related to write-downs of certain investments in Internet-related companies of $28,500 ($18,331 net of tax or 16 cents per share).

(h) All references to segment operating cash flow refer to segment earnings from operations plus depreciation and amortization.

REVENUES
DOLLARS IN MILLIONS

TELEVISION GROUP



2002 658
2001 598
2000 693
1999 599
1998 593

NEWSPAPER GROUP



2002 734
2001 737
2000 871
1999 817
1998 784

STOCK HISTORY
YEAR-END CLOSING PRICE



2002 21.32
2001 18.75
2000 16.00
1999 19.06
1998 19.94

OPERATING CASH FLOW
DOLLARS IN MILLIONS

TELEVISION GROUP



2002 282
2001 236
2000 304
1999 246
1998 239

NEWSPAPER GROUP



2002 194
2001 173
2000 251
1999 236
1998 210

DIVIDENDS
PER SHARE



2002 .30
2001 .30
2000 .28
1999 .26
1998 .24

WHEN A COMPANY'S VALUES ARE CLEARLY UNDERSTOOD AND PRACTICED, A SHARED LANGUAGE IS AVAILABLE TO EMPLOYEES WHEN THEY MAKE DECISIONS, LARGE AND SMALL, EVERY DAY. IT CREATES AN ORGANIZATION IN WHICH WORKING TOGETHER BECOMES SECOND NATURE, SPURRING PRODUCTIVITY, INNOVATION AND GROWTH. THIS IS THE KEY TO BELO'S SUCCESS.



ROBERT W. DECHERD
CHAIRMAN, PRESIDENT AND
CHIEF EXECUTIVE OFFICER

DEAR FELLOW SHAREHOLDER

Following the challenges September 11, 2001 presented to every business and to our Nation, Belo achieved solid results in 2002 – competitively, financially, and in the public markets. Our financial results exceeded expectations and remind us once again of the strength of Belo's assets and the resiliency of its media operations.

The Company's 2002 performance also reflects the resolve shown, and sacrifices made, by Belo's people. Throughout the year, Belo employees practiced outstanding journalism and pursued ambitious revenue goals while supporting comprehensive cost-reduction measures that affected every one of us.

Two impressive results of this commitment are that Belo achieved record free cash flow in 2002, and the Company delivered sequential revenue growth in each quarter of the year. Operating momentum continues to build, and because of the leadership position Belo holds in so many of its markets, we are optimistic that progress will continue in 2003 and beyond.

2002 PERFORMANCE

By every measure, Belo's 2002 financial performance showed marked improvement over 2001. Net operating revenues rose 4.6 percent to $1.43 billion from $1.36 billion in 2001, while operating cash flow increased 20.7 percent to $418.4 million from $346.6 million the previous year. Reported earnings per share of $1.15 more than doubled earnings per share of $0.51 in 2001 after adjusting for changes in goodwill accounting rules.

Belo's Television Group revenues rose to $657.5 million in 2002, an increase of 10 percent over 2001. While the Television Group benefited from heavy political advertising in 2002, revenue at Belo stations grew steadily throughout the year across a broad range of advertising categories.

The Television Group continued its strong competitive performance in 2002. Belo television stations were ranked first or second in 13 of the 15 markets where we do business, according to the November Nielsen ratings. Additionally, the majority of the Company's stations gained advertising revenue share in 2002.

Newspaper Group revenues of $733.5 million were slightly less than 2001 revenues of $737.5 million, but revenue growth improved sequentially throughout the year when adjusting for like Sundays. Declines in classified employment linage lessened, but the category remained weak, particularly at *The Dallas Morning News,* reflecting local and national employment trends. Excluding





DUNIA A. SHIVE
EXECUTIVE VICE PRESIDENT/
CHIEF FINANCIAL OFFICER

JOHN L. (JACK) SANDER
EXECUTIVE VICE PRESIDENT/
MEDIA OPERATIONS

classified employment, advertising revenue for the Newspaper Group was up 4.3 percent in 2002 due to solid performance in most other advertising categories.

All Belo newspapers enjoy stable readership and each of our three large newspapers achieved circulation increases in 2002. *The Dallas Morning News* and *The Press-Enterprise* (Riverside, CA) ranked among the fastest-growing newspapers in the country for the six months ended September 2002, according to the Audit Bureau of Circulations.

Belo Interactive continued to build on the Company's well-established local and regional brands, creating a range of new customer relationships in 2002. BI revenues increased 49 percent to $19.5 million from $13.1 million in 2001. At the same time, our net investment in BI reduced to $10.7 million from $16.9 million in 2001. Belo Interactive is on track to achieve break-even operating cash flow in 2004.

Throughout 2002, Belo used free cash flow to pay down debt. Long-term debt at year-end stood at $1.44 billion, down $255.7 million from December 31, 2001. Our debt-to-cash flow ratio improved to 3.4 times from 4.7 times at year-end 2001. As a result of Belo's financial progress, the Company's 12-month wage freeze was lifted as planned in October. The perseverance and patience of Belo employees during this period cannot be overstated.

BELO LEADERSHIP

Belo's ethos depends on the shared values of integrity, excellence, fairness, sense of purpose, and inclusiveness. All Belo operating companies consistently practice the highest form of journalism and maintain strong relationships with their communities. We are the news leader in virtually every one of our markets. In the regions where the bulk of our assets are concentrated — Texas, the Northwest, and the Southwest — Belo is the strongest media company, with superior newsgathering resources.

WFAA-TV, the Company's ABC affiliate in Dallas/Fort Worth, was awarded a 2003 Alfred I. duPont-Columbia University Award for excellence in broadcast journalism. Of the 14 recipients of this national honor, WFAA is the only one awarded for a local nightly newscast. WFAA reporter Brett Shipp, producer Mark Smith, editor Kraig Kirchem and vice president/news David Duitch were honored for their work on "Fake Drugs, Real Lives," a story exposing Dallas Police Department informants who

"BELO WILL FLOURISH AS THE VALUES, OPERATING PRINCIPLES, AND DAILY DISCIPLINES THAT HAVE ALWAYS BEEN THE COMPANY'S HALLMARK GUIDE US IN YEARS TO COME. WE KNOW THAT JOURNALISTIC EXCELLENCE AND CLOSE COMMUNITY TIES ARE KEY TO BUILDING LARGE AUDIENCES AND STIMULATING INCREMENTAL REVENUE GROWTH."

planted powdered gypsum to arrest poor immigrants on drug charges. The award is the 11th duPont-Columbia Award for Belo's Television Group since 1985 and its 16th overall.

Belo operating companies also continued to demonstrate outstanding community involvement in 2002. In June, KVUE-TV, Belo's ABC affiliate in Austin, Texas, won the National Association of Broadcasters Education Foundation's (NABEF) 2002 Service to America Television Award. This is the NAB's highest award for ongoing commitment to excellence in community service.

Belo's values and our accomplishments reflect the character of the Company's employees. We have long believed that people are Belo's most important asset. With this in mind, Belo initiated a Company-wide performance management program in 2002. This is a comprehensive system for identifying and placing talent across the organization. Belo's ongoing emphasis on management development will provide a competitive advantage as we work to seize opportunities in today's rapidly evolving media environment.

MANAGEMENT AND BOARD CHANGES

Michael J. McCarthy, senior executive vice president and a member of Belo's Management Committee since 1985, retired in October 2002. Mike's leadership on so many corporate, legal and business matters over the years has been invaluable to Belo and to me personally. His genuineness, good spirit and collegiality had a deep influence on executives, managers and employees at every level of the Company.

In December 2002, we promoted Dennis A. Williamson to senior corporate vice president with responsibility for technology initiatives Company-wide. Dennis also joined the Management Committee. His appointment to this new role will enable Belo to accelerate implementation of technologies that can create incremental revenue opportunities and operating efficiencies.

Three other Management Committee members added responsibilities in 2002. Guy H. Kerr, senior vice president and general counsel, added responsibility for the Company's government affairs and internal audit functions following Mike McCarthy's retirement. Colleen B. Brown, senior vice president, assumed oversight of Belo's television station and cable news



MICHAEL J. MCCARTHY



JOHN W. BASSETT, JR.

operations in Texas from Dennis Williamson, while maintaining responsibility for Belo Interactive. The Company's business development activities shifted to Dunia A. Shive, executive vice president/chief financial officer.

John W. Bassett, Jr. will retire as a Belo director in May 2003, in conformity with the Board's retirement policy. John has been a source of great insight and support throughout his 24-year tenure as a director, chairing both the Audit and Compensation Committees of the Board. His service is among the longest in the Company's history. As an in-law and advisor to the Lubben family, John played a pivotal role in Belo's transition to a publicly-held Company in 1981. His lifetime of public service to his home state of New Mexico, together with his broad legal expertise, gave dimension to the Board's deliberations. John has been a steady partner of mine for a quarter of a century, and I wish him much happiness in years ahead.

THE FUTURE

Belo will flourish as the values, operating principles, and daily disciplines that have always been the Company's hallmark guide us in years to come. We know that journalistic excellence and close community ties are key to building large audiences and stimulating incremental revenue growth.

Share price is the ultimate measure by which shareholders judge the performance of Belo or any publicly-held company. Belo's stock price rose 13.7 percent in 2002 after a 17.2 percent increase in 2001. In 2003, we will continue to employ a disciplined operating strategy to build on the Company's momentum so that Belo shareholders realize substantial returns over the intermediate to long term.

2002 marked Belo's 160th year as a continuously operating business — the oldest in the State of Texas. We owe Belo's past successes as well as our future prospects to the contributions and loyalty of Belo's audiences, advertisers, employees and shareholders. On behalf of the Board of Directors and Management Committee, I express our deep gratitude to everyone who helped make 2002 a year of significant progress for our Company.

Robert Decherd

WORKING TOGETHER BEGINS WITH SHARED VALUES

LEADING THE NEWS, FROM COAST TO COAST. BELO REPORTERS SHARE A COMMITMENT TO JOURNALISTIC EXCELLENCE THAT LEADS TO RATINGS AND CIRCULATION LEADERSHIP AND OPERATIONAL SUCCESS.



BUILDING ON REGIONAL LEADERSHIP. BELO'S CLUSTERED ASSETS WORK TOGETHER TO PROVIDE COMPETITIVE ADVANTAGES, INCLUDING IMPROVED NEWS COVERAGE. WFAA-TV'S JOHN MCCAA MODERATES A TEXAS POLITICAL DEBATE.





STRONG MARKETS, STRONG RELATIONSHIPS. BELO COMPANIES, LIKE KMOV-TV IN ST. LOUIS, SHARE AN EMPHASIS ON BUILDING POWERFUL BONDS WITH THEIR MARKETS.



WORKING TOGETHER FOR THE FUTURE. BELO'S TELEVISION AND NEWSPAPER PROPERTIES ARE LEADERS ON THE WEB AND IN INTRODUCING NEW TECHNOLOGIES THAT IMPROVE EFFICIENCY WHILE ENHANCING OUR NEWS PRODUCT.

WHEN BELO EMPLOYEES JOIN THE COMPANY — FROM PHOENIX TO SEATTLE/TACOMA, PROVIDENCE TO DALLAS/FORT WORTH — THEY RECEIVE A WALLET-SIZED CARD IMPRINTED WITH THE COMPANY'S VALUES: INTEGRITY, EXCELLENCE, FAIRNESS, SENSE OF PURPOSE, INCLUSIVENESS. IT IS THE FIRST STEP IN AN INTRODUCTION TO BELO'S WAY OF DOING BUSINESS, AND TO A SHARED CULTURE THAT IS THE KEY TO BELO'S SUCCESS.

That culture — how it undergirds the performance of Belo's individual properties; how it binds Belo to its communities; how it fosters Belo leadership in larger geographic regions; and how it encourages Belo to leverage its resources in new ways Company-wide — is the focus of this year's annual report.

Belo's values represent shared beliefs about what we are trying to achieve, how we should go about our work, and how challenges that arise should be addressed. They are responsible for our consistent emphasis on quality journalism and close community ties as the core building blocks of the Company's success.

Belo's management organization has been flattened to ensure fluid decision-making and consistent application of Company strategy. Belo formally eliminated operating divisions in 2001, underscoring the idea that the Company's media operations must work together without regard to where content is originated or revenues are recorded.

At each Belo media property, executives are expected to embody Belo values and inculcate them throughout their organizations. Their efforts are reinforced through Company-wide initiatives such as journalism summits for news management; special training programs across several other disciplines; and performance management initiatives designed to encourage the consistent application of Belo values across the Company.

When a company's values are clearly understood and practiced, a common language is available to every employee when decisions are made. It creates an organization in which working together becomes second nature, spurring productivity, innovation and growth.

This is why Belo is what it is today. And why the story told in the pages ahead is one in which all Belo employees can take pride.◇

IN 2002, BELO'S TELEVISION STATIONS RANKED FIRST OR SECOND IN 13 OF THE 15 MARKETS WHERE WE DO BUSINESS. OUR STATIONS ON AVERAGE MAINTAINED AN AUDIENCE SHARE OF 14.3 PERCENT. BUT BECAUSE MARKET LEADERS COMMAND HIGHER RATES, OUR SHARE OF ADVERTISING REVENUE WAS 23.7 PERCENT.

IN JUNE 2002, DEVASTATING FIRES SWEPT ACROSS ARIZONA. KTVK — PHOENIX'S 3TV — DEVOTED MORE HOURS OF COVERAGE TO THE STORY THAN ANY OTHER STATION IN THE STATE. ONE OF THE LEADING INDEPENDENT STATIONS IN THE NATION, KTVK PRODUCES EIGHT HOURS OF LOCAL NEWS COVERAGE DAILY AND FREQUENTLY OUTPERFORMS ITS NETWORK-AFFILIATED COMPETITORS.



WWL-TV, THE NEWS LEADER IN NEW ORLEANS FOR THREE DECADES, IS ONE OF THE HIGHEST-RATED CBS AFFILIATES IN THE UNITED STATES.





PRODUCER MARK SMITH AND REPORTER BRETT SHIPP OF WFAA-TV WON A 2003 DUPONT-COLUMBIA AWARD FOR THEIR INVESTIGATION OF POLICE INFORMANTS WHO PLANTED EVIDENCE TO SECURE DRUG ARRESTS.

Belo began as a Texas newspaper company, and has grown to become a Fortune 1000 company with 7,800 employees and $1.4 billion in revenues.

Today Belo owns 19 television stations reaching 13.7 percent of U.S. television households; four daily newspapers with a combined readership of 2.1 million daily and 2.7 million Sunday; two regional cable news channels reaching 3.6 million households and interests in seven other cable news channels; and 34 Web sites, including some of the Nation's most popular local and regional news sites.

Across Belo's media properties, there is a focus on excellence — and the belief that journalistic excellence leads to operational excellence over the long term. Investing in quality coverage leads to stronger ratings, higher circulation and growth in online users. This, in turn, yields premium advertising rates and a share of market revenue that is even greater than our share of audience.

To illustrate the importance of market-leading assets, consider the performance of WFAA-TV, Belo's ABC affiliate in Dallas/Fort Worth.

Despite ABC's ratings struggles, WFAA has maintained its No. 1 position from sign-on to sign-off. WFAA has held this position in virtually every ratings period for 15 consecutive years. Even in primetime, where ABC has experienced the most difficulties, WFAA's ratings out-indexed the national average of ABC affiliates by 20 percent in November 2002.

After primetime, WFAA builds on its ratings as it begins its most important revenue daypart, the late news. WFAA grew its audiences 22 percent from primetime to the late news, according to the November Nielsens.

WFAA's leading ratings position, and the premium rates this position commands, results in a share of revenue that is significantly greater than the station's share of audience. In November 2002, WFAA's audience share was 13 percent of television households from sign-on to sign-off. But its share of revenue for the year was 22 percent.

This pattern of leadership is repeated by Belo television stations nationwide. Our NBC stations in Seattle/Tacoma and Portland are two of that network's strongest affiliates, as are our CBS affiliates in Houston, St. Louis, and New Orleans. KTVK-TV,

RATINGS

	DMA RANK	STATION RANK
WFAA-TV (ABC): DALLAS/FORT WORTH	7	1
KHOU-TV (CBS): HOUSTON	11	1t
KING-TV (NBC): SEATTLE/TACOMA	12	1
KONG-TV (IND): SEATTLE/TACOMA	12	5t
KTVK-TV (IND): PHOENIX	16	2t
KASW-TV (WB): PHOENIX	16	6
KMOV-TV (CBS): ST. LOUIS	22	2
KGW-TV (NBC): PORTLAND	23	1t
WCNC-TV (NBC): CHARLOTTE	28	3
KENS-TV (CBS): SAN ANTONIO	37	1t
WVEC-TV (ABC): HAMPTON/NORFOLK	41	2t
WWL-TV (CBS): NEW ORLEANS	42	1
WHAS-TV (ABC): LOUISVILLE	50	1t
KVUE-TV (ABC): AUSTIN	54	1t
KMSB-TV (FOX): TUCSON	74	4t
KTTU-TV (UPN): TUCSON	74	4t
KREM-TV (CBS): SPOKANE	79	1
KSKN-TV (WB): SPOKANE	79	4t
KTVB-TV (NBC): BOISE	124	1

CIRCULATION

	SUNDAY	DAILY
THE DALLAS MORNING NEWS	784,905	525,532
THE PROVIDENCE JOURNAL	234,681	166,836
THE PRESS-ENTERPRISE	184,637	178,994
DENTON RECORD-CHRONICLE	19,098	14,783
TOTAL	1,223,321	886,145

RATINGS: t: Tie in rank
Source: 2002 November Nielsen ratings sign-on / sign-off. DMA market rank is based on the relative size of the television market or designated market area among the 210 generally recognized DMAs in the United States, based on November 2002 Nielsen ratings.

CIRCULATION: Average paid circulation is for the six months ended September 30, 2002, according to the Audit Bureau of Circulations FAS-FAX report, except for the *Denton Record-Chronicle*, for which 2002 circulation data is taken from the Certified Audit of Circulations Report for the 12-month period ended December 31, 2001.

our independent station in Phoenix, is a news powerhouse that ranked first in several dayparts in 2002 – and No. 2 from sign-on to sign-off – despite not having a network affiliation.

The ability to grow audience from primetime into late news, as illustrated by WFAA, is the mark of a station with a strong news product. Eight of Belo's 14 news-producing stations achieved this feat in November 2002.

Overall, Belo's television stations in 2002 ranked first or second in 13 of the 15 markets where we do business. Our stations on average maintained an audience share of 14.3 percent. But because market leaders command higher rates, our share of advertising revenue was 23.7 percent.

Belo's newspapers are as aggressive as our television stations in asserting and building on their market-leading positions. Belo's newspapers enjoy stable readership. *The Dallas Morning News, The Providence Journal* and *The Press-Enterprise* (Riverside, CA) all posted circulation gains in 2002. In fact, *The Dallas Morning News* and *The Press-Enterprise* were among the fastest-growing newspapers in the United States based on circulation increases for the six months ended September 2002.◇



KING-TV'S JIM FORMAN AND BRAD BOOKER REPORT LIVE ON FLOODING IN KING COUNTY'S SNOQUALMIE VALLEY. WHEN MAJOR NEWS BREAKS IN SEATTLE/TACOMA, THE STATION'S RATINGS RISE SHARPLY AS VIEWERS TURN TO KING FOR CREDIBLE, IN-DEPTH COVERAGE.

WCNC: THE PATH TO SUCCESS

To appreciate how far WCNC-TV has come, one has to understand where it's been.

Since its debut in 1967, the Charlotte station has been owned at various times by five different companies. It started as WCTU, became WRET-TV in 1972, went through a few more ownership changes and finally emerged as WCNC-TV in 1988. There were as many journalistic and business philosophies as there were owners.

"WCNC has reinvented itself far more frequently than its competition," said Stuart Powell, the station's vice president/general manager.

When Belo acquired the station in 1997 as part of the Providence Journal Company merger, WCNC was one of the lowest-performing NBC affiliates in the country. Since that time, WCNC's ratings and revenue share have increased steadily and the station has garnered an array of prestigious awards for excellence in journalism.

Under Belo's leadership, the station conducted a thorough study of the market and determined a strategy for action. "We wanted to convert WCNC into the type of station that Belo is accustomed to operating," said Rick Keilty, former WCNC general manager and now a senior vice president for the Television Group.

Resources were added to improve the news product and technology. The result has been a gradual but consistent transformation.

In 2002, WCNC won more regional Edward R. Murrow awards from the Radio-Television News Directors Association than any other station in the five-state region. It received six Murrows, including those for overall excellence and continuing coverage. The station also received 11 Emmy Awards and numerous others from different journalistic competitions.

> IN 2002, WCNC WON MORE MURROW AWARDS THAN ANY STATION IN THE FIVE-STATE REGION.

The station's ratings and financial performance have improved. WCNC's share of advertising revenues has grown to 16.6 percent from 11.3 percent over the past four years. Its annual revenues have increased by more than 50 percent over the same period.

WCNC's ratings have grown consistently. The improvement is most evident in Charlotte's metropolitan area, where the station has achieved the No. 2 position among key demographics in several news dayparts. The management team is confident the growth will continue. Says Powell, "The question is, can we sustain our progress and take it to the next level, and the answer is, of course we can."

With ice storms, plane crashes and other breaking stories, Powell sees plenty of opportunity to show off the station's superior news coverage. If ratings growth, awards and market share growth tell a story, it's that viewers have begun to appreciate the difference.

WCNC-TV CHARLOTTE MARKET REVENUE SHARE
IN PERCENTAGE OF SPOT ADVERTISING DOLLARS

2002	16.6
2001	14.8
2000	14.4
1999	12.4
1998	11.3



WCNC-TV ANCHOR SONJA GANTT, WHO JOINED THE STATION IN 1997, HAS CONTRIBUTED TO THE NBC AFFILIATE'S IMPROVEMENT IN RATINGS AND OPERATING PERFORMANCE.

THE POPULATION GROWTH RATE IN BELO MARKETS WAS NEARLY 50 PERCENT GREATER THAN THE NATIONAL AVERAGE FROM 1990 TO 2002, A TREND THAT IS EXPECTED TO CONTINUE. CONSUMER BUYING POWER IS ALSO GROWING FASTER IN BELO MARKETS. THIS LEADS TO INCREASES IN ADVERTISING SPENDING.



BELO OWNS TWO TELEVISION STATIONS AND OPERATES TWO CABLE NEWS CHANNELS IN PHOENIX, ONE OF THE NATION'S FASTEST-GROWING MARKETS. MIKE WATKISS OF KTVK-TV REPORTS FROM THE SCENE OF A PLANE CRASH IN SOUTHWEST ARIZONA.

IN SEATTLE/TACOMA, BELO OPERATES KING-TV, KONG-TV AND NORTHWEST CABLE NEWS FROM THE SAME FACILITY. WITH HELP FROM RATINGS LEADER KING, KONG WAS ABLE TO LAUNCH ITS OWN NEWSCAST IN 1999, PROVIDING A VALUABLE INFORMATION SOURCE FOR AUDIENCES.


K5
N105

Belo has chosen its markets carefully over the years. And, while Belo markets are diverse, they share strong growth characteristics. Based on a combined average, the population growth rate in Belo markets was nearly 50 percent greater than the national average from 1990 to 2002, a trend that is expected to continue. Consumer buying power in Belo markets is also growing faster than the national average.

This growth leads to increases in advertising spending. Based on projections by Kagan World Media and BIA Financial Network, total television advertising spending in Belo markets is expected to increase at a pace faster than the U.S. average over the next five years.

Belo's markets therefore enhance the growth potential of Belo's operating companies, improving the Company's ability to surpass its peers in revenue and operating cash flow growth.

But entering a market is only the beginning. What makes Belo properties special are the strong relationships we maintain with our communities. Belo reaches hundreds of thousands of individuals in its markets in a direct and personal way each year.

Belo operating companies sponsor organizations and events; televise town-hall meetings on community issues; book speakers at hundreds of community events; hold seminars for city leaders that encourage give-and-take with our news and editorial personnel; and manage holiday charities. Additionally, Belo funds a philanthropic foundation that focuses on journalism education and enhancing the urban design of our communities.

Belo serves its markets by bringing newscasts to television stations that had not previously broadcast news to their communities. By creating a duopoly – or purchasing a second television station – in some Belo markets, the Company has been able to efficiently develop newscasts for KONG-TV in Seattle/Tacoma and KSKN-TV in Spokane, and soon will offer news for the first time from Tucson's KMSB-TV.

The Company also partners to provide cable news to its local communities. In addition to Belo's regional news channels, NorthWest Cable News and Texas Cable News, Belo operates local cable news channels in cooperation with Time Warner Cable, Cox Communications and other partners, serving Houston, Phoenix, San Antonio, Charlotte, Hampton/Norfolk and New Orleans.◇

GROWTH IN BELO MARKETS
ALL MEASURES IN PERCENTAGES


POPULATION GROWTH, 1990-2002
BELO MARKETS 22.4
U.S. AVERAGE 15.3
PROJECTED POPULATION GROWTH, 2002-2007
BELO MARKETS 7.4
U.S. AVERAGE 4.8
PROJECTED INCREASE IN CONSUMER EXPENDITURES, 2002-2007
BELO MARKETS 28.4
U.S. AVERAGE 25.7

SOURCE: Claritas



B.L. SIMS OF THE SOUTHEAST DALLAS EMERGENCY FOOD CENTER GREETS NANCY BARRY, WHO COORDINATES COMMUNITY SERVICE ACTIVITIES FOR BELO'S DALLAS/FORT WORTH OPERATING COMPANIES. *THE DALLAS MORNING NEWS*, WFAA-TV AND TXCN COMBINED THEIR COMMUNITY SERVICE FUNCTIONS IN 2002 TO IMPROVE EFFECTIVENESS.



WAYNE SLATER, AUSTIN BUREAU CHIEF FOR *THE DALLAS MORNING NEWS*, ASKS CANDIDATES A QUESTION DURING ONE OF 30 DEBATES SPONSORED BY BELO TELEVISION STATIONS DURING THE 2002 ELECTION SEASON. BELO STATIONS TELEVISED 170 HOURS OF POLITICAL COVERAGE AND PROVIDED FREE AIRTIME TO OVER 100 CONGRESSIONAL AND GUBERNATORIAL CANDIDATES.



NAUDICA ANDERSON AND GRAHAM MAUPIN ARE AMONG THE BENEFICIARIES OF THE WHAS CRUSADE FOR CHILDREN, A CAMPAIGN BY LOUISVILLE'S WHAS-TV. THE CRUSADE RAISES MONEY FOR SCHOOLS, AGENCIES AND HOSPITALS THAT HELP SPECIAL NEEDS CHILDREN. THE PROGRAM, WHICH CELEBRATES ITS 50TH ANNIVERSARY IN 2003, HAS RAISED NEARLY $96 MILLION SINCE ITS INCEPTION.

"SOMETHING GOOD" IN ARIZONA

As the first anniversary of September 11 approached, Belo's companies in Phoenix and Tucson wanted to do more than cover the story. They wanted to provide viewers with concrete ways of demonstrating their patriotism. The result was "Something Good," a program that leveraged Belo's broadcast, cable and online operations to enlist Arizona residents as volunteers for community service projects.

"Something Good" gave viewers the opportunity to help needy neighbors, whether they were senior citizens, cancer patients, homeless or at-risk youth. The months of work culminated with an interfaith candle-lighting ceremony on September 11 at Phoenix's Steele Indian School Park.

Partnered with the nonprofit organization Make A Difference, which recruits, trains and places volunteers throughout Arizona, "Something Good" used television's broad reach to launch promotional spots and news reports. Viewers were directed to the azfamily.com Web site, where thousands of volunteers registered for more than 200 community service projects.

"The main reason you do it is because it's the right thing to do and it gets people volunteering, but it also strengthens our relationship with the community," said Skip Cass, senior vice president for Belo's Southwest cluster. "It was a huge positive from every angle."

Belo owns two television stations in Phoenix (KTVK-TV and KASW-TV) and two in Tucson (KMSB-TV and KTTU-TV). It has a partnership with Cox Communications for two cable channels: Arizona NewsChannel and the Spanish-language ¡Mas! Arizona. And it owns azfamily.com, one of the state's leading news Web sites. Each of these participated in "Something Good."

> "THIS WAS AN OPPORTUNITY FOR US TO STRENGTHEN OUR RELATIONSHIP WITH OUR AUDIENCE."

The idea came from David Miller, a 17-year veteran of KTVK. Together with Director of Community Relations Marlene Klotz, who has been with the station for 16 years, Miller promoted the idea of engaging viewers and Belo employees in volunteer activities to benefit nonprofit organizations.

"This was an opportunity for us to strengthen our relationship with our audience," Miller said. "The feedback that we've received from the community is really good. You can see it and you can feel it."

Work began as early as July, when promotional announcements on Belo's Arizona television stations encouraged viewers to visit azfamily.com to register online for volunteer assignments. By early August, more than 3,000 people in Maricopa County — which includes the Phoenix area — had signed up.

Many of them were featured on KTVK and ¡Mas! Arizona, which ran stories promoting the campaign every day — on every newscast — from mid-August to September 11.

The turnout provided an important boost for many of the state's non-profit organizations, which included food banks, literacy programs, mentoring groups and homeless shelters. In Maricopa County alone, volunteers donated more than 12,500 hours of community service work. "The public's response to 'Something Good' has been overwhelming," said Alison Rapping, president and CEO of Make A Difference.

"It really pulled together all Belo companies in the state. That's what made it so powerful," said Beth Reynolds, director of Belo Marketing Solutions in Phoenix, which secured underwriters for the campaign.



IN MARICOPA COUNTY, 3,000 VOLUNTEERS DONATED 12,500 HOURS OF COMMUNITY SERVICE IN THE WEEKS BEFORE SEPTEMBER 11, 2002 AS PART OF "SOMETHING GOOD."

BY SHARING NEWSGATHERING AND OPERATIONAL RESOURCES WITHIN ITS REGIONAL CLUSTERS, BELO IS ABLE TO ACHIEVE SUPERIOR REGIONAL NEWS COVERAGE, INCREMENTAL REVENUE OPPORTUNITIES, OPERATIONAL COST SAVINGS, AND POWERFUL BRANDING AND CROSS-PROMOTION BENEFITS.



JOHN GUDJOHNSEN AND BRIDGET SIMS OF WFAA-TV DISPATCH REPORTERS TO COVER A STATEWIDE STORY. BELO'S FOUR TEXAS STATIONS REACH 11 MILLION UNIQUE VIEWERS EACH WEEK, 25 PERCENT MORE THAN BELO'S CLOSEST COMPETITOR IN THE STATE.



REPORTER CLARA TUMA OF AUSTIN'S KVUE-TV INTERVIEWS U.S. SENATE CANDIDATE RON KIRK ON ELECTION NIGHT. BELO'S TEXAS TELEVISION STATIONS COMBINED EFFORTS TO COVER THE HOTLY CONTESTED 2002 RACES.



PRESIDENT AND EDITOR BOB MONG, CENTER, LEADS STAFF OF *THE DALLAS MORNING NEWS* IN A WEEKEND MEETING TO COVER A BREAKING NEWS STORY. THE LARGEST NEWS ORGANIZATION IN TEXAS, *THE MORNING NEWS* SHARES INFORMATION WITH BELO PROPERTIES ACROSS THE REGION.

Few media companies have the combination of strong individual assets and superior markets that Belo has. *No* media company enjoys the leadership position that Belo maintains in its key regions — Texas, the Northwest, and the Southwest.

Belo knows these regions better than any company in the media business. By sharing newsgathering and operational resources within these geographies, Belo is able to provide superior regional news coverage and achieve incremental revenue opportunities, operational cost savings, and powerful branding and cross-promotion benefits.

To gain an understanding of Belo's regional strategy and its value, let's start with Texas. The state has a strong regional identity, and Texans share many common characteristics and interests.

Texas is growing. It leads all states in net job creation since 1990, and the population is projected to increase more than 15 percent over the next 10 years. The state ranks among the leaders in nearly all major economic sectors. Gross state product is expected to reach nearly $1 trillion by 2005.

This is an important regional market, with opportunities beyond those of Belo's individual metropolitan markets.

Belo is in the best position to take advantage of these regional opportunities because of the combined strength of its media properties. More than 60 percent of Texas' population resides in the four markets where Belo does business, and an even greater percentage of the advertising dollars spent in Texas flows to these markets.

Belo television stations cover 68 percent of Texas television households, more than any other media company in Texas. And Belo's leadership extends beyond market coverage. Each of the Company's four Texas stations ranks No. 1 in its market sign-on to sign-off, according to the November 2002 ratings. Combining our leading coverage and ratings, Belo reaches 11 million unique Texas television viewers each week, 25 percent more than the closest competitor.

The Dallas Morning News is the state's newspaper of record, with a Sunday readership of 1.6 million. As an illustration of the leadership of *The Morning News* statewide, the paper's out-of-market circulation is equal to that of its four closest competitors combined. And Belo owns five of the top 10 local television or newspaper-affiliated Web sites in Texas.

The picture is similar in our other key regions. In the Northwest, Belo's six television stations cover

BELO'S REGIONAL STRENGTH

REACH*

IN PERCENTAGE OF TELEVISION HOUSEHOLDS

TEXAS	68.0
NORTHWEST	82.1
ARIZONA	95.2

MARKET REVENUE SHARE †

IN PERCENTAGE OF SPOT ADVERTISING DOLLARS

TEXAS	20.9
NORTHWEST	30.9
ARIZONA	26.8

AUDIENCE*

IN MILLIONS OF UNIQUE VIEWERS PER WEEK

TEXAS	11.2
NORTHWEST	6.9
ARIZONA	3.6

*For reach and audience measures, "Northwest" is defined as Washington, Oregon and Idaho. Source: November 2002 Nielsen ratings.

†Market revenue share percentages represent the results from Belo's combined television markets. Results are based on final 2002 audits except for Phoenix, for which a final audit was unavailable.

82 percent of households in our four markets. And our stations are ranked first in each of these markets, giving Belo a larger television audience than any media company in the Northwest.

In our Southwest region, Belo's Arizona stations cover 95 percent of the state's households, and Belo has the largest audience in the state.

Belo's regional leadership strategy yields numerous advantages. By concentrating our assets, Belo has been able to devote additional resources to covering important regional news stories. In Texas and the Northwest, our regional cable news channels are heavily supported by news feeds from their sister stations.

Clustering provides the opportunity to create customized marketing campaigns for advertisers who wish to focus their efforts across a variety of media in a specific region. Belo Marketing Solutions, Belo's cross-platform sales and marketing team, maintains offices in Dallas, Seattle and Phoenix to serve customers in each of our regions.

Regional concentration also provides operating efficiencies, as companies share talent and technical resources, and branding benefits, as media properties work together to cross-promote each other's products.◇

THE PRESS-ENTERPRISE IS ONE OF THE FASTEST-GROWING NEWSPAPERS IN THE U.S. IT WORKS CLOSELY WITH BELO'S SOUTHWEST TELEVISION STATIONS, SHARING RESOURCES FOR COMMUNITY MARKETING EVENTS AND OTHER FUNCTIONS.





PAM QUINN LEADS SALES EFFORTS FOR BELO MARKETING SOLUTIONS IN THE NORTHWEST, CREATING CUSTOMIZED MARKETING PROGRAMS FOR REGIONAL ADVERTISERS.



BELO CONTROL ROOMS IN OUR REGIONAL CLUSTERS OFTEN DO DOUBLE DUTY. THIS CONTROL ROOM IN PHOENIX PRODUCES PROGRAMMING FOR KTVK-TV AS WELL AS 24-HOUR CABLE CHANNELS ¡MAS! ARIZONA AND ARIZONA NEWSCHANNEL.

GAINING VIEWERS AND ADVERTISERS IN TOUGH TIMES

While Belo markets overall have outpaced the national economy, the Northwest has been faced with a downturn that has put a temporary damper on years of above-average growth. Nevertheless, Belo's strong group of Northwest assets has worked together to gain audience share and advertising revenue share during these tough economic times.

Belo's properties in the region — KING-TV, KONG-TV and NorthWest Cable News (NWCN) in Seattle/Tacoma; KGW-TV in Portland; KREM-TV and KSKN-TV in Spokane; and KTVB-TV in Boise — increased their combined audience by 4.2 percent from 2000 to 2002. They increased combined advertising share in their markets by 7.0 percent during the same period.

"When we knew the storm was coming, we already had the highest quality product and sales operations. There's a flight to quality by advertisers during a down economy, and we were determined to take advantage of that," said David T. Lougee, president and general manager of KING-TV, KONG-TV and NorthWest Cable News. "We decided we were going to distance ourselves from the competition, and we have done that."

One of the Northwest station group's coups in 2002 was its coverage of the Winter Olympics in Salt Lake City. Belo's NBC affiliates in Seattle/Tacoma, Portland and Boise joined forces to cover the event with outstanding results. The goal was to drive Olympics ratings and revenue by providing in-depth coverage, and to use this platform to promote the brand and image of Belo stations and Web sites.

> "THERE'S A FLIGHT TO QUALITY BY ADVERTISERS DURING A DOWN ECONOMY."

Each night during the Games, the stations collaborated on a half-hour special that aired prior to the start of network programming. The stations also produced Olympic vignettes that aired during newscasts. Reporters at each station provided a daily diary from the Olympics on their respective stations' Web sites.

The result: Belo's NBC affiliate in Boise posted a 37.3 average primetime rating for the Olympics, the highest rating in the United States other than Salt Lake City's 38.9 rating. And among the metered markets, Belo's NBC affiliates in Seattle/Tacoma and Portland had the two highest primetime Olympics ratings in the United States outside of Salt Lake City.

Concentration of assets also allows for enhanced news coverage of developing stories. Said Lougee: "Often, in major breaking news in Seattle, if we don't want to interrupt NBC programming on KING, we can put it on KONG or we can put it on NorthWest Cable News. That gives us a big story advantage that the other competitors do not have."

Shared resources are equally beneficial behind the scenes. With Belo's Seattle/Tacoma operating companies headquartered in the same building, various engineering, accounting and other back office functions have been combined and streamlined.



PLANNING MANAGER ED WHITE AND CHIEF PHOTOGRAPHER STEVE DOWD OF KING TV PREPARE THE DAY'S ASSIGNMENTS.


LIVE
LAURAL PORTER
JOE DONLON

KGW-TV ANCHORS LAURAL PORTER AND JOE DONLON REPORT ON THE SALT LAKE CITY OLYMPICS. BELO'S NORTHWEST STATIONS ACHIEVED SOME OF THE HIGHEST RATINGS AMONG NBC AFFILIATES WITH THEIR COMBINED COVERAGE EFFORTS.

WEB SITES ASSOCIATED WITH *THE DALLAS MORNING NEWS* AND *THE PROVIDENCE JOURNAL* ARE THE LEADING LOCAL NEWS AND INFORMATION SITES IN THEIR MARKETS, AND SEVEN OF THE TOP 50 U.S. WEB SITES AFFILIATED WITH LOCAL TELEVISION STATIONS ARE OWNED BY BELO.


projo.com
Stormin' through
Snow taking toll on R.I.

PROJO.COM, THE WEB SITE OF *THE PROVIDENCE JOURNAL*, RECEIVED A DIGITAL EDGE AWARD FROM THE NEWSPAPER ASSOCIATION OF AMERICA IN 2002 FOR PUBLIC SERVICE, ONE OF NUMEROUS HONORS COLLECTED BY BELO INTERACTIVE SITES.


Clients
Personnel
Programs
Contracts
Inventory
Media
Announce
Tree
Grid
List
Monday
Tuesday
Wednesday
Thursday
Tennis - French Open
Tennis - US Open
Tennis - Wimbledon

BELO'S NEW TRAFFIC SYSTEM WILL TRACK PROGRAMMING AND COMMERCIALS FOR ALL BELO TELEVISION STATIONS AND CABLE NEWS CHANNELS. THE SYSTEM WILL CREATE EFFICIENCIES IN STATION OPERATIONS AND ENABLE THE REAL-TIME COLLECTION OF SALES DATA FOR BETTER DECISION-MAKING.

As the media industry's competitive landscape continues to evolve, it will be increasingly important to leverage news and information assets to reach new audiences, and to improve efficiency through economies of scale.

Belo Interactive was created in 1999 as part of a focused strategy for extending the Company's news platforms to emerging media and audiences. Today Belo Interactive operates 34 Web sites, building on the Company's well-established brands to generate new customer relationships.

Thanks to the content and brand power of Belo's television stations and newspapers, Belo Web sites have quickly become some of the most popular local and regional news sites on the Web. Web sites associated with *The Dallas Morning News* and *The Providence Journal* are the leading local news and information sites in their markets, and seven of the top 50 U.S. Web sites affiliated with local television stations are owned by Belo.

Belo Interactive began registering users in May 2001. By the end of 2002 more than two-thirds of the daily visitors to Belo's sites were registered users — a total of 2.6 million registered users.

To capitalize on registration, Belo Interactive launched a product called MySpecialsDirect™, an e-mail direct marketing program that generated more than $1 million in incremental revenues in its first year. As Belo Interactive's database grows, it is developing new ways to tailor its marketing and promotional efforts to the specific needs of advertisers and online users.

Just as Belo employees Company-wide work together to reach new audiences through Belo Interactive, they also join forces to create new opportunities through resource sharing and the use of technology.

To drive technology programs across the Company, Belo promoted Dennis Williamson, a Belo senior executive with decades of media operations experience, to a newly created role in 2002 focused on incremental revenues, cost savings, and enhancing the Company's news product.

Among new initiatives, Belo installed a common traffic system at all of its television stations and cable news channels in 2002. The nationwide platform will enable Belo to schedule and track programming and commercials across its operations. The system will create efficiencies in traffic, sales, inventory management, accounting and other areas of station operations. Belo will also be able to aggregate detailed

BELO INTERACTIVE PERFORMANCE

PAGE VIEWS
AVERAGE PER MONTH IN FOURTH QUARTER, IN THOUSANDS

2002	102,851
2001	81,953
2000	67,929

REVENUES
DOLLARS IN MILLIONS

2002	19.5
2001	13.1
2000	10.3
1999	6.5

REGISTERED USERS
IN THOUSANDS

Q4 '02	2,648
Q3 '02	1,778
Q2 '02	1,197
Q1 '02	717

sales data from the field online and in real time, leading to better decision-making at both the local and corporate levels.

Belo is also rolling out a technologically advanced digital news production system that moves Belo's editing operations from linear, tape-based activities to non-linear, computer network-centralized tasks.

The production system enables incoming feeds from satellite trucks and the networks to be placed directly into broadcast-quality servers and simultaneously into standard networked PCs. Because the system supports simultaneous inputs and outputs, several editors can work with the content, along with the producer of the program. And importantly to our audiences, news feeds can be played to air even as they are being edited — enabling superior coverage of breaking news.

The system is now up and running at four Belo operating companies in two markets, with plans to introduce it in additional markets in 2003.◇

BELO'S DIGITAL NEWS PRODUCTION SYSTEM ALLOWS A TRANSMISSION FROM A SATELLITE OR ELECTRONIC NEWSGATHERING TRUCK, LEFT, TO BE FED AUTOMATICALLY INTO A STATION'S COMPUTER NETWORK, ENABLING BREAKING NEWS TO BE PLAYED TO AIR EVEN AS IT IS BEING EDITED. THE TECHNOLOGY MAKES FOR BETTER COVERAGE OF DEVELOPING STORIES.




SONY
SONY
SONY


FIRSTALERT

A GREAT NEWS STORY GOES GLOBAL

For an investigation of Catholic bishops published by *The Dallas Morning News* last June, reporters Brooks Egerton and Reese Dunklin spent three months researching the story the old-fashioned way – with shoe leather. But it was a clever combination of method and technology that propelled *The Morning News* report into a global limelight.

The Morning News' investigation documented the fact that top Catholic Church leaders allowed priests accused of sexual abuse to continue working. Egerton and Dunklin demonstrated the national scope of the problem in their report – which coincided with the U.S. Conference of Catholic Bishops meeting in Dallas.

Reaction to the story poured in immediately from readers worldwide after it was featured on ABC's *Nightline* and made available on *The Morning News'* Web site.

All of this happened the night *before* the actual newspaper hit doorsteps that Wednesday in June.

"We decided we didn't want people to wait until the next morning. There are some people who can't get *The Dallas Morning News* at their door," said editor Pam Maples, who oversaw the project.

As a result, "we were just flooded with phone calls and e-mails from all over the world. A lot of them were abuse victims."

In addition to being posted by Belo Interactive the Tuesday night before publication, the story had a key Web component — a searchable database of each bishop involved in the decision-making hierarchy. And WFAA-TV contributed as well, by successfully pitching the story to *Nightline*.

> THE INVESTIGATION GENERATED STORIES NATIONALLY AND INTERNATIONALLY FOR WEEKS.

The Morning News' investigation and database of bishops generated stories nationally and internationally for weeks. The piece was the subject of stories by CNN, the BBC, CNBC and countless others.

"There were a couple of days where I didn't do anything other than interviews with the media," Egerton said. "And we got a lot of calls from people who knew first hand about abusive priests. Some people were wanting more information than we were able to give them. We published more than 24,000 words. They wanted to know more."

Egerton, a 20-year newspaper veteran who has written about clergy scandals since the mid-1990s, said that this single story on the Web site touched more readers "than anything I've ever done."

The Internet was not only a significant way to disseminate the story; it was also a crucial factor in the reporting. Much of the research was gathered from existing stories about abusive priests across the country.

But it was the searchable online database – made available on Belo Interactive Web sites nationwide – that gave readers outside Dallas a way to get information about specific bishops. That synergy between the newspaper and Belo Interactive is a prime illustration of how Belo properties working together can have a global impact.



REESE DUNKLIN, PAM MAPLES AND BROOKS EGERTON COLLABORATED ON A REPORT ON CATHOLIC BISHOPS THAT INCLUDED A SEARCHABLE ONLINE DATABASE ON BELO INTERACTIVE WEB SITES.



THE U.S. CONFERENCE OF CATHOLIC BISHOPS HELD ITS ANNUAL MEETING IN DALLAS IN JUNE. *THE MORNING NEWS'* INVESTIGATION DREW WORLDWIDE ATTENTION DURING THE EVENT.

DIRECTORS AND OFFICERS

DIRECTORS

John W. Bassett, Jr. [2]
Partner
Bassett & Copple, LLP

Henry P. Becton, Jr. [1,4,5]
President
WGBH Educational Foundation

Louis E. Caldera [1]
Vice Chancellor for
University Advancement
The California State University

Judith L. Craven, M.D., M.P.H. [2,3]
Corporate Director

Robert W. Decherd
Chairman of the Board
President and Chief Executive Officer

Roger A. Enrico [1,3,5]
Former Chairman
and Chief Executive Officer
PepsiCo, Inc.

Stephen Hamblett [4]
Former Chairman
and Chief Executive Officer
The Providence Journal Company

Dealey D. Herndon [4]
President
Herndon, Stauch & Associates

Laurence E. Hirsch [2,4]
Chairman and Chief Executive Officer
Centex Corporation

Arturo Madrid, Ph.D. [1,2,5]
Murchison Distinguished Professor
of the Humanities
Trinity University

William T. Solomon [3,5]
Chairman
Austin Industries, Inc.

Lloyd D. Ward [2,5]
Corporate Director

J. McDonald Williams [4]
Chairman Emeritus
Trammell Crow Company

1 Member of Audit Committee
2 Member of Compensation Committee
3 Member of Nominating and Corporate Governance Committee
4 Member of Strategy and Planning Committee
5 Proposed for re-election at Annual Meeting in May 2003

MANAGEMENT COMMITTEE

ROBERT W. DECHERD
CHAIRMAN OF THE BOARD
PRESIDENT AND CHIEF EXECUTIVE OFFICER

DUNIA A. SHIVE
EXECUTIVE VICE PRESIDENT/
CHIEF FINANCIAL OFFICER

JOHN L. (JACK) SANDER
EXECUTIVE VICE PRESIDENT/MEDIA OPERATIONS
PRESIDENT/TELEVISION GROUP

JAMES M. MORONEY III
PUBLISHER AND
CHIEF EXECUTIVE OFFICER
THE DALLAS MORNING NEWS

GUY H. KERR
SENIOR VICE PRESIDENT/
GENERAL COUNSEL AND
SECRETARY

MARIAN SPITZBERG
SENIOR VICE PRESIDENT/
HUMAN RESOURCES

COLLEEN B. BROWN
SENIOR VICE PRESIDENT

DENNIS A. WILLIAMSON
SENIOR CORPORATE
VICE PRESIDENT



OFFICERS

David S. Boone
Senior Vice President/Finance

Donald F. (Skip) Cass, Jr.
Senior Vice President

Lee R. Salzberger
Senior Vice President/Administration

Richard J. Keilty
Senior Vice President/Television Group

Glenn C. Wright
Senior Vice President/Television Group

Scott L. Baradell
Vice President/Corporate Communications

Robert W. Barner
Vice President/Management Development

Daniel J. Blizzard
Vice President/Operations

Janice E. Bryant
Vice President/Controller

Kathleen A. Cholette
Vice President/Tax

Carey P. Hendrickson
Vice President/Investor Relations

Rickey D. Lutz
Vice President/Technology Programs

Brenda C. Maddox
Vice President/Treasurer

J. William Mosley
Vice President/Operational Analysis

Jon E. Roe
Vice President/Chief Technology Officer

Stephen E. Shelton
Vice President/Internal Audit

Regina A. Sullivan
Vice President/
Government and Public Affairs

FINANCIAL INFORMATION

MARKET DATA

The following table lists the high and low trading prices and the closing prices for Series A Common Stock as reported on the New York Stock Exchange for each of the quarterly periods in the last two years, and cash dividends attributable to each quarter for both the Series A and Series B Common Stock.

	HIGH	LOW	CLOSE	DIVIDENDS
2002				
Fourth Quarter	$24.41	$19.96	$21.32	$.075
Third Quarter	$24.52	$17.75	$21.88	$.075
Second Quarter	$24.52	$22.06	$22.61	$.075
First Quarter	$24.00	$18.00	$23.25	$.075
2001				
Fourth Quarter	$19.15	$15.15	$18.75	$.075
Third Quarter	$19.52	$15.29	$16.04	$.075
Second Quarter	$20.10	$15.25	$18.84	$.075
First Quarter	$19.52	$15.50	$16.47	$.075

On February 20, 2003, the closing price for the Company's Series A Common Stock as reported on the New York Stock Exchange was $21.11. There is no established public trading market for shares of Series B Common Stock. The approximate number of shareholders of record of the Series A and Series B Common Stock at the close of business on such date was 9,144 and 495, respectively.

EQUITY COMPENSATION PLAN INFORMATION

The following table provides information regarding Series A and Series B Common Stock authorized for issuance under Belo's equity compensation plans as of December 31, 2002:

PLAN CATEGORY	(a) *Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights*	(b) *Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights*	(c) *Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (excluding securities reflected in column (a))*
Equity Compensation Plans Approved by Security Holders	16,823,563	$ 19.06	2,475,700
Equity Compensation Plans Not Approved By Security Holders (1)	—	—	—
Total	16,823,563	$ 19.06	2,475,700

(1) Belo's equity compensation program does not include any equity compensation plans (including individual compensation arrangements) under which Series A or Series B Common Stock is authorized for issuance that were adopted without the approval of shareholders.

SELECTED FINANCIAL DATA

IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS

The following table presents selected financial data of the Company for each of the five years in the period ended December 31, 2002. Certain amounts for the prior years have been reclassified to conform to the current year presentation. For a more complete understanding of this selected financial data, see "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Consolidated Financial Statements" and "Notes to Consolidated Financial Statements."

	2002	2001	2000	1999	1998
Television Group revenues [(a)]	$ 657,525	$ 597,869	$ 692,826	$ 598,637	$ 593,426
Newspaper Group revenues [(b)]	733,501	737,481	871,380	816,976	784,327
Interactive Media revenues	19,472	13,065	10,319	6,520	3,214
Other revenues [(c)]	17,266	16,163	14,287	11,849	10,736
Total net operating revenues	$1,427,764	$1,364,578	$1,588,812	$1,433,982	$1,391,703
Net earnings (loss) [(d)(e)]	$ 131,126	$ (2,686)	$ 150,825	$ 178,306	$ 64,902
PER SHARE AMOUNTS:					
Basic earnings (loss) per share [(d)(e)]	$ 1.17	$ (0.02)	$ 1.29	$ 1.51	$ 0.53
Diluted earnings (loss) per share [(d)(e)]	$ 1.15	$ (0.02)	$ 1.29	$ 1.50	$ 0.52
Cash dividends paid	$ 0.30	$ 0.30	$ 0.28	$ 0.26	$ 0.24
CONSOLIDATED CASH FLOW INFORMATION: [(f)]					
Net cash provided by operations	$ 314,132	$ 165,374	$ 253,428	$ 220,814	$ 234,872
Net cash provided by (used for) investments	$ (59,829)	$ (81,073)	$ 55,515	$ (365,828)	$ (99,931)
Net cash provided by (used for) financing	$ (255,521)	$ (136,068)	$ (266,856)	$ 171,156	$ (127,342)
OPERATING CASH FLOW:					
Television Group [(g)]	$ 282,229	$ 236,169	$ 303,800	$ 245,925	$ 238,743
Newspaper Group [(h)]	194,121	173,298	251,163	236,167	210,351
Interactive Media	(10,738)	(16,930)	(16,899)	(8,365)	(2,687)
Other	(1,248)	(1,955)	(3,569)	(4,990)	(4,182)
Segment operating cash flow [(i)]	$ 464,364	$ 390,582	$ 534,495	$ 468,737	$ 442,225
Corporate expenses	(45,968)	(43,968)	(46,797)	(35,281)	(38,220)
Depreciation and amortization [(e)]	(105,332)	(183,010)	(184,972)	(168,961)	(170,920)
Earnings from operations [(e)]	$ 313,064	$ 163,604	$ 302,726	$ 264,495	$ 233,085
OPERATING CASH FLOW MARGIN: [(i)]					
Television Group [(g)]	42.9%	39.5%	43.8%	41.1%	40.2%
Newspaper Group [(h)]	26.5%	23.5%	28.8%	28.9%	26.8%
Total assets [(a) (b)]	$3,614,578	$3,672,225	$3,893,260	$3,976,264	$3,539,089
Long-term debt [(j)]	$1,441,200	$1,696,900	$1,789,600	$1,849,490	$1,634,029

(a) The Company acquired KVUE in June 1999 in exchange for KXTV and purchased KTVK in November 1999. Belo sold KASA and KHNL in October 1999 and KOTV in December 2000.

(b) The Company purchased the *Denton Record-Chronicle* in June 1999. Belo sold *The Gleaner, The Eagle* and the *Messenger-Inquirer* on November 1, December 1 and December 31, 2000, respectively.

(c) Other revenues consist primarily of the Company's regional cable news operations, NWCN and TXCN. In 1998, "Other" also included revenues associated with a television production subsidiary. The operations of the television production subsidiary were terminated in December 1998.

(d) Net earnings in 2002 includes an after-tax gain of $1,841 (2 cents per share) on the sale of the Company's interest in the Dallas Mavericks and the American Airlines Center, an after-tax credit of $2,446 (2 cents per share) related to the favorable resolution of certain contingencies from properties sold in the fourth quarter of 2000 and an after-tax gain of $1,261 (1 cent per share) related to the curtailment of Belo's post-retirement medical program. Net loss in 2001 includes an after-tax charge of $18,529 (17 cents per share) for the write-down of certain Internet investments and an after-tax charge of $5,221 (4 cents per share) related to early retirements and a Company-wide reduction in force. *Net earnings in 2000 include the following after-tax items: 1) $65,367 (56 cents per share) gain on the sales of KOTV, the Messenger-Inquirer, The Eagle and The Gleaner; 2) $12,190 (10 cents per share) gain on a legal settlement;* and 3) $18,331 (16 cents per share) charge for the write-down of certain Internet investments. Net earnings in 1999 include the following after-tax transactions: 1) $49,060 (41 cents per share) non-cash gain on the exchange of KXTV for KVUE; 2) $16,348 (14 cents per share) gain on the sale of KASA and KHNL; and 3) $28,489 (24 cents per share) gain on the sale of Belo's investment in Falcon Communications.

(e) Effective January 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" and ceased the amortization of goodwill and certain other intangibles with indefinite lives. See Note 4 to the Consolidated Financial Statements.

(f) Cash flow information is provided on a consolidated basis and is as presented in the Consolidated Statements of Cash Flows.

(g) In 2001, Television Group operating cash flow includes a charge for employee reduction initiatives totaling $897. Television Group operating cash flow in 1998 includes a charge for a voluntary early retirement program and other employee reduction initiatives totaling $6,996.

(h) In 2001, Newspaper Group operating cash flow includes a charge for a voluntary early retirement program at *The Providence Journal* and other employee reduction initiatives totaling $2,261. Newspaper Group operating cash flow in 1998 includes certain voluntary early retirement charges of $6,344 and excludes a non-cash charge of $11,478 for the write-down of a press at *The Dallas Morning News*.

(i) All references to segment operating cash flow (excluding Corporate expenses) refer to segment earnings from operations plus depreciation and amortization. All references to segment operating cash flow margin refer to the ratio of segment operating cash flow to segment revenue. Management believes that the use of these non-GAAP financial measures enables management and investors to evaluate, and compare from period to period, the Company's results from ongoing operations in a meaningful and consistent manner. Operating cash flow and operating cash flow margin are used in the broadcasting and publishing industries to analyze and compare companies on the basis of operating performance and liquidity. Operating cash flow and operating cash flow margin should not be used as measures of financial performance or liquidity under GAAP and should not be considered in isolation or as alternatives to net earnings, earnings from operations, cash flows generated by operating, investing or financing activities or financial statement data presented in the consolidated financial statements. Because operating cash flow and operating cash flow margin are not measurements determined in accordance with GAAP and are thus susceptible to varying calculations, operating cash flow and operating cash flow margin as presented may not be comparable to other similarly titled measures of other companies.

(j) Long-term debt decreased in 2002 and 2001 due primarily to the use of net cash provided by operations to pay down debt. Long-term debt decreased in 2000 due to cash proceeds from the sale of subsidiaries (partially offset by the repurchase of 9,642,325 shares of the Company's stock for $171,712). Long-term debt increased in 1999 due primarily to net borrowings of $298,796 to finance various acquisitions. Long-term debt increased in 1998 due primarily to the repurchase of 6,727,400 shares of the Company's stock for $129,786.

The Company is an owner and operator of 19 television stations and publisher of four daily newspapers. The following table sets forth the Company's major media assets by segment as of December 31, 2002:

TELEVISION GROUP

Market	*Market Rank* [(a)]	*Station*	*Year Acquired*	*Network Affiliation* [(b)]	*Channel*	*Number of Commercial Stations in Market* [(c)]	*Station Rank in Market* [(d)]	*Station Audience Share in Market* [(e)]
Dallas/Fort Worth	7	WFAA	1950	ABC	8	16	1	13
Houston	11	KHOU	1984	CBS	11	16	1°	13
Seattle/Tacoma	12	KING	1997	NBC	5	14	1	15
Seattle/Tacoma	12	KONG	2000	IND	16	14	5°	3
Phoenix	16	KTVK	1999	IND	3	13	2°	10
Phoenix	16	KASW	2000	WB	61	13	6	5
St. Louis	22	KMOV	1997	CBS	4	8	2	16
Portland	23	KGW	1997	NBC	8	9	1°	13
Charlotte	28	WCNC	1997	NBC	36	8	3	9
San Antonio	37	KENS	1997	CBS	5	10	1°	13
San Antonio [(f)]	37	KBEJ	—	UPN	2	10	6	1
Hampton/Norfolk	41	WVEC	1984	ABC	13	7	2°	11
New Orleans	42	WWL	1994	CBS	4	8	1	20
Louisville	50	WHAS	1997	ABC	11	7	1°	13
Austin	54	KVUE	1999	ABC	24	6	1°	12
Tucson	74	KMSB	1997	FOX	11	9	4°	5
Tucson [(g)]	74	KTTU	2002	UPN	18	9	4°	2
Spokane	79	KREM	1997	CBS	2	6	1	15
Spokane [(h)]	79	KSKN	2001	WB	22	6	4°	2
Boise [(i)]	124	KTVB	1997	NBC	7	5	1	26

NEWSPAPER GROUP

Newspaper	*Location*	*Acquired*	*Daily Circulation* [(k)]	*Sunday Circulation* [(k)]
The Dallas Morning News ("*DMN*")	Dallas, TX	(j)	525,532	784,905
The Providence Journal ("*PJ*")	Providence, RI	February 1997	166,836	234,681
The Press-Enterprise ("*PE*")	Riverside, CA	July 1997	178,994	184,637
Denton Record-Chronicle	Denton, TX	June 1999	14,783	19,098

INTERACTIVE MEDIA

Belo Interactive, Inc. ("BI")	Includes the Web site operations of Belo's operating companies, interactive alliances and Internet-based products and services. [(l)]

OTHER

NorthWest Cable News ("NWCN")	Cable news channel distributed to over 2.0 million homes in the Pacific Northwest.
Texas Cable News ("TXCN")	Cable news channel distributed to over 1.5 million homes in Texas.

(a) Market rank is based on the relative size of the television market, or Designated Market Area ("DMA"), among the 210 generally recognized DMAs in the United States, based on November 2002 Nielsen estimates.
(b) Substantially all the revenue of the Company's television stations is derived from advertising. Approximately 3.5 percent of Television Group revenue is provided by compensation paid by networks to the television stations for broadcasting network programming.
(c) Represents the number of television stations (both VHF and UHF) broadcasting in the market, excluding public stations, low power broadcast stations and national cable channels.
(d) Station rank is derived from the station's rating, which is based on November 2002 Nielsen estimates of the number of television households tuned to the Company's station for the Sunday-Saturday 7:00 a.m. to 1:00 a.m. period ("sign-on/sign-off") as a percentage of the number of television households in the market.
(e) Station audience share is based on November 2002 Nielsen estimates of the number of television households tuned to the station as a percentage of the number of television households with sets in use in the market for the sign-on/sign-off period.
(f) Belo entered into an agreement to operate KBEJ under a local marketing agreement ("LMA") in May 1999; the station's on-air date was August 3, 2000.
(g) Belo acquired KTTU, previously operated under an LMA, on March 12, 2002.
(h) Belo acquired KSKN, previously operated under an LMA, on October 1, 2001.
(i) The Company also owns KTFT-LP (NBC), a low power television station in Twin Falls, Idaho.
(j) The first issue of *The Dallas Morning News* was published by Belo on October 1, 1885.
(k) Average paid circulation is for the six months ended September 30, 2002, according to the Audit Bureau of Circulation's FAS-FAX report, except for the *Denton Record-Chronicle*, for which circulation data is taken from the Certified Audit of Circulations Report for the twelve-month period ended December 31, 2001.
(l) The majority of Belo Interactive's Web sites are associated with the Company's television stations and newspapers and primarily provide news and information.

° Tied with one or more other stations in the market.

The Company depends on advertising as its principal source of revenues. As a result, the Company's operations are sensitive to changes in the economy, particularly in the Dallas/Fort Worth metropolitan area, where its two largest properties are located. The Company also derives revenues, to a much lesser extent, from the sale of daily newspapers, from compensation paid by networks to its television stations for broadcasting network programming and from subscription and data retrieval fees.

All references to earnings per share represent diluted earnings per share.

Statements in "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Market Risks" and elsewhere in this Annual Report to Shareholders concerning Belo's business outlook or future economic performance, anticipated profitability, revenues, expenses, capital expenditures, investments, future financings or other financial and non-financial items that are not historical facts, are "forward-looking statements" as the term is defined under applicable federal securities laws. Forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from those statements. Such risks, uncertainties and factors include, but are not limited to, changes in capital market conditions and prospects, and other factors such as changes in advertising demand, interest rates and newsprint prices; technological changes; development of Internet commerce; industry cycles; changes in pricing or other actions by competitors and suppliers; regulatory changes; adoption of new accounting standards or changes in existing accounting standards by the Financial Accounting Standards Board or other accounting standard-setting bodies or authorities; the effects of Company acquisitions and dispositions; general economic conditions; and significant armed conflict, as well as other risks detailed in Belo's other public disclosures, filings with the Securities and Exchange Commission and elsewhere in this Annual Report to Shareholders.

GAAP AND NON-GAAP FINANCIAL MEASURES

In this report, financial measures are presented in accordance with GAAP and also on a non-GAAP basis. GAAP refers to generally accepted accounting principles in the United States of America. All references in this report to "adjusted" financial measures, operating cash flow and operating cash flow margin are non-GAAP financial measures. Management believes that the use of these non-GAAP financial measures enables management and investors to evaluate, and compare from period to period, the Company's results from ongoing operations in a meaningful and consistent manner. Operating cash flow and operating cash flow margin are used in the broadcasting and publishing industries to analyze and compare companies on the basis of operating performance and liquidity. Operating cash flow and operating cash flow margin should not be used as measures of financial performance or liquidity under GAAP and should not be considered in isolation or as alternatives to net earnings, earnings from operations, cash flows generated by operating, investing or financing activities or financial statement data presented in the consolidated financial statements. Because operating cash flow and operating cash flow margin are not measurements determined in accordance with GAAP and are thus susceptible to varying calculations, operating cash flow and operating cash flow margin as presented may not be comparable to other similarly titled measures of other companies.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Belo's financial statements are based on the selection and application of accounting policies, which require management to make significant estimates and assumptions. The Company believes that the following are some of the more critical accounting policies currently affecting Belo's financial position and results of operations.

Revenue Recognition Broadcast revenue is recorded, net of agency commissions, when commercials are aired. Newspaper advertising revenue is recorded, net of agency commissions, when the advertisements are published in the newspaper. Proceeds from subscriptions are deferred and are included in revenue on a pro rata basis over the term of the subscriptions.

Bad Debt Belo maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. If the financial condition of Belo's customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

Impairment of Property, Plant and Equipment, Goodwill and Other Intangible Assets In assessing the recoverability of the Company's property, plant and equipment, goodwill and other intangible assets, the Company must make assumptions regarding estimated future cash flows and other factors to determine the fair value of the respective assets. If these estimates or their related assumptions change in the future, the Company may be required to record impairment charges not previously recorded for these assets. At December 31, 2002, Belo had investments of

$565,114 in net property, plant and equipment, $1,255,262 in goodwill and $1,371,231 in other intangible assets, primarily FCC licenses. During the year ended December 31, 2002, the Company did not record any impairment losses related to property, plant and equipment, goodwill or other intangible assets. On January 1, 2002, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets." See Note 4 to the Consolidated Financial Statements for a discussion of the impact of this standard on the Company's financial condition and results of operations, including the possibility of future impairment charges.

Contingencies Belo is involved in certain claims and litigation related to its operations. In the opinion of management, liabilities, if any, arising from these claims and litigation would not have a material adverse effect on Belo's consolidated financial position, liquidity or results of operations. The Company is required to assess the likelihood of any adverse judgments or outcomes to these matters as well as potential ranges of probable losses. A determination of the amount of reserves required, if any, for these contingencies is made after careful analysis of each individual matter. The required reserves may change in the future due to new developments in each matter or changes in approach such as a change in settlement strategy in dealing with these matters.

Employee Benefits Belo is effectively self-insured for employee-related health care benefits. A third-party administrator is used to process all claims. Belo's employee health insurance liability is based on the Company's historical claims experience rate and is developed from actuarial valuations. Belo's reserves associated with the exposure to the self-insured liabilities are monitored by management for adequacy. However, actual amounts could vary significantly from such estimates, which would require the Company to record additional expenses.

Pension Benefits Belo's pension costs and obligations are calculated utilizing various actuarial assumptions and methodologies prescribed under SFAS No. 87, "Employers' Accounting for Pensions." The Company utilizes assumptions including, but not limited to, the selection of the discount rate, long-term rate of return on plan assets, projected salary increases and mortality rates. The discount rate assumption is based on a review of high quality corporate bond rates and the change in these rates during the year. The assumptions regarding the long-term rate of return on plan assets and projected salary increases are based on an evaluation of the Company's historical trends and experience taking into account current and expected market conditions. During 2002, the Company reduced the assumed rate of return from 9.75 percent to 8.75 percent. As a result of this revision, the Company recorded $6,200 of pension expense in 2002 compared with $3,000 that would have been recorded using the 9.75 percent rate of return. Based on assumptions adopted at the end of 2002, the Company expects 2003 pension expense to increase to approximately $13,000. In addition, during 2002 the value of pension plan assets declined, reflecting overall stock market performance. The decline in pension plan asset values, along with a decrease in the discount rate, resulted in an unfunded accumulated benefit obligation. As a result, the Company recorded a minimum pension liability of $74,711 ($48,562 net of tax benefit) as a charge to other comprehensive income (loss) at December 31, 2002. The actuarial assumptions used in the Company's pension reporting are reviewed periodically and compared with external benchmarks to ensure that they accurately account for the Company's future pension obligations. While the Company believes that the assumptions used are appropriate, differences between assumed and actual experience may affect the Company's operating results. See Note 7 to the Consolidated Financial Statements for additional information regarding the Company's pension plan.

RESULTS OF OPERATIONS

DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS

2002 COMPARED WITH 2001

Results for 2002 include the effect of the acquisition of KTTU in Tucson, Arizona on March 12, 2002. Results for 2001 include the effect of the acquisition of KSKN in Spokane, Washington on October 1, 2001. Both stations were previously operated by Belo under LMAs. The effects of both of these acquisitions are immaterial.

Consolidated Results of Operations

Total net operating revenues in 2002 were $1,427,764, an increase of $63,186 or 4.6 percent, over 2001 revenues due to increases of $59,656 in Television Group revenues, $6,407 in Interactive Media revenues and $1,103 in Other revenues, partially offset by a $3,980 decrease in Newspaper Group revenues.

Salaries, wages and employee benefits expense increased 1.6 percent, from $497,191 in 2001 to $505,341 in 2002, due to an increase of $20,695 for performance-based bonuses and a $5,749 increase in pension expense.

These increases were offset by a $20,224 decrease in salaries and a $1,969 credit related to the curtailment of the Company's post-retirement medical program. In 2001, salaries, wages and employee benefits expense included a charge of $8,060 related to early retirements and a Company-wide reduction in force. Pension expense increased in 2002 due primarily to a reduction in the assumed long-term rate of return on pension fund assets. See "Management's Discussion and Analysis of Financial Condition and Results of Operations – Critical Accounting Policies and Estimates" and Note 7 of the Notes to Consolidated Financial Statements.

Other production, distribution and operating costs increased from $371,771 in 2001 to $388,303 in 2002, or 4.4 percent, primarily due to increases in outside services ($7,623), outside solicitation ($3,433), cash programming ($3,304), distribution expense ($3,126) and insurance ($2,395), partially offset by a decrease in bad debt expense ($4,651).

Newsprint, ink and other supplies expense was $115,724 in 2002, a decrease of $33,278, or 22.3 percent, as compared to 2001 expense of $149,002 primarily due to a decrease in the average cost per metric ton of newsprint. The average cost per metric ton of newsprint was 22.8 percent lower in 2002 than in 2001. Newsprint consumption decreased 1.6 percent as compared to the year earlier period.

Depreciation expense decreased $5,147, from $102,179 in 2001 to $97,032 in 2002 due to lower levels of capital spending in 2001 and 2002.

Amortization expense decreased from $80,831 in 2001 to $8,300 in 2002 due to the Company's adoption of SFAS No. 142 effective January 1, 2002. See Note 4 of the Notes to Consolidated Financial Statements.

Interest expense for 2002 was $104,808, or 7 percent, lower than 2001 expense of $112,674 due primarily to lower average debt levels.

Other, net increased from expense of $29,167 in 2001 to income of $5,198 in 2002 primarily due to a $28,785 charge in 2001 related to the write-down of the Company's investments in certain Internet-related companies, a $4,787 credit in 2002 related to the favorable resolution of certain contingencies associated with the Company's sales in the fourth quarter of 2000 of KOTV in Tulsa, Oklahoma, the *Messenger-Inquirer* in Owensboro, Kentucky, *The Gleaner* in Henderson, Kentucky and *The Eagle* in Bryan/College Station, Texas and a $2,375 gain in the first quarter of 2002 on the sale of Belo's interest in the Dallas Mavericks and the American Airlines Center.

The effective tax rate for 2002 was 38.6 percent, compared with an effective tax rate of 112.3 percent for 2001. The lower rate in 2002 is due to the elimination of non-deductible goodwill amortization upon adoption of SFAS No. 142 and higher pretax earnings. The effective tax rate would have been 42.3 percent for 2001 if SFAS No. 142 had been in effect at the beginning of the year.

As a result of the factors discussed above, the Company recorded net earnings of $131,126 ($1.15 per share) for 2002, compared with a net loss of $2,686 (2 cents per share) in 2001. Net earnings for 2001 would have been $55,950 (51 cents per share) if SFAS No. 142 had been in effect at the beginning of the year.

Segment Results of Operations

To enhance comparability of Belo's results of operations for the years ended December 31, 2002 and 2001, certain information below is presented by segment on an adjusted basis to take into account the gain from the curtailment of the Company's post-retirement medical program in 2002, severance and early retirement charges in 2001 and the effects of SFAS No. 142 on amortization expense, all as discussed under "Consolidated Results of Operations."

	YEAR ENDED DECEMBER 31,							
	REPORTED 2002	ADJUSTMENTS	ADJUSTED 2002	REPORTED 2001	ADJUSTMENTS	ADJUSTED 2001	REPORTED % CHANGE	ADJUSTED % CHANGE
NET OPERATING REVENUES								
Television Group	$ 657,525	$ —	$ 657,525	$ 597,869	$ —	$ 597,869	10.0%	10.0%
Newspaper Group	733,501	—	733,501	737,481	—	737,481	-0.5%	-0.5%
Interactive Media	19,472	—	19,472	13,065	—	13,065	49.0%	49.0%
Other	17,266	—	17,266	16,163	—	16,163	6.8%	6.8%
Segment revenues	$1,427,764	$ —	$1,427,764	$1,364,578	$ —	$1,364,578	4.6%	4.6%
OPERATING CASH FLOW								
Television Group	$ 282,229	$ —	$ 282,229	$ 236,169	$ 897	$ 237,066	19.5%	19.1%
Newspaper Group	194,121	—	194,121	173,298	2,261	175,559	12.0%	10.6%
Interactive Media	(10,738)	—	(10,738)	(16,930)	467	(16,463)	36.6%	34.8%
Other	(1,248)	—	(1,248)	(1,955)	19	(1,936)	36.2%	35.5%
Segment operating cash flow(1)	$ 464,364	$ —	$ 464,364	$ 390,582	$ 3,644	$ 394,226	18.9%	17.8%
Corporate expenses	(45,968)	(1,969)	(47,937)	(43,968)	4,466	(39,502)	-4.5%	-21.4%
Depreciation and amortization	(105,332)	—	(105,332)	(183,010)	75,128	(107,882)	42.4%	2.4%
Earnings from operations	$ 313,064	$(1,969)	$ 311,095	$ 163,604	$83,238	$ 246,842	91.4%	26.0%

Note: Certain amounts for the prior year have been reclassified to conform to the current year presentation.

(1) All references herein to segment operating cash flow (excluding Corporate expenses) refer to segment earnings from operations plus depreciation and amortization. (See "– GAAP and Non-GAAP Financial Measures" for additional information on use of operating cash flow as a non-GAAP measure.)

TELEVISION GROUP

Television Group revenues for 2002 were $657,525, a 10 percent increase from 2001 revenues of $597,869. Total spot revenues including political revenue increased 10.8 percent in 2002 as compared to the prior year. Revenues from political advertising in 2002 were $48,684 compared to $5,536 in 2001, primarily due to certain election campaigns in Texas, Missouri, Arizona and Louisiana. Spot revenues in 2002 also included approximately $9,000 of advertising revenues generated by the Company's NBC affiliates from their broadcast of the Winter Olympics in February 2002. The Company estimates lost advertising revenue of approximately $9,000 in 2001 resulting from the events of September 11.

Local advertising revenues were 2.4 percent higher in 2002 than in 2001. The most significant increases in local advertising revenues were in the Dallas, Houston and Charlotte markets. National advertising revenues were up 4.2 percent in 2002 with the largest increases in the Phoenix, New Orleans and Hampton/Norfolk markets. The most significant increases in spot revenues were reported in the automotive and movies categories, while the largest decrease was in the telecom category.

Television Group cash expenses as reported in 2001 included a charge of $897 related to severance costs for a Company-wide reduction in force. On an adjusted basis, Television Group cash expenses for 2002 increased $14,493, or 4 percent, compared to 2001 as a result of increases in accruals for performance-based bonuses, programming costs and national representation fees. Adjusted Television Group operating cash flow increased $45,163, or 19.1 percent, in 2002 when compared to 2001. Adjusted Television Group operating cash flow margin improved from 39.7 percent in 2001 to 42.9 percent in 2002.

NEWSPAPER GROUP

Newspaper Group revenues for 2002 were $733,501, or 0.5 percent, lower than 2001 revenues of $737,481. In 2002, advertising revenue accounted for 84.8 percent of total Newspaper Group revenue while circulation revenue accounted for 12.2 percent and commercial printing accounted for most of the remaining amount.

Newspaper volume is measured in column inches. Volume for *DMN* was as follows (in thousands):

	YEAR ENDED DECEMBER 31,		
	2002	2001	% CHANGE
Full-run ROP ("Run of Press") inches (1)			
Classified	1,532	1,693	(9.5)%
Retail	920	890	3.4%
General	273	305	(10.5)%
Total	2,725	2,888	(5.6)%

(1) Full-run ROP inches refer to the number of column inches of display and classified advertising that is printed and distributed in all editions of the newspaper.

DMN revenues decreased 1.9 percent in 2002 when compared to 2001. Classified advertising revenues declined 12.1 percent in 2002 as compared to the prior year, primarily due to a decrease in classified employment advertising volume. Classified employment revenues were down 34.6 percent in 2002 when compared to 2001. Excluding classified employment, advertising revenues were up 3.9 percent in 2002. Classified automotive and classified real estate revenues increased 6.2 percent and 3.1 percent, respectively, in 2002 when compared to the prior year. Retail advertising revenues increased 2.8 percent year over year due to increased volume, primarily in the entertainment, furniture and grocery categories. General advertising revenues declined 4.2 percent in 2002 due in part to lower volumes in the travel and automotive categories. Total Market Coverage ("TMC") and preprints revenue increased 12.7 percent in 2002 as compared to the prior year. Circulation revenues at *DMN* were flat in 2002 when compared to 2001.

Total revenues for *PJ* increased 1.2 percent in 2002 compared to 2001. General advertising revenues improved 21.1 percent due to gains in the automotive and travel/resort categories. Other advertising revenues increased 6.4 percent, primarily due to increases in preprints and TMC. Retail advertising revenues were 4 percent higher due to strength in the automotive and home improvement categories. These revenue increases were partially offset by a 5.3 percent decline in classified advertising revenues, particularly in classified employment. Circulation revenues were 2 percent lower in 2002 due primarily to changes in the circulation mix between home delivery and single-copy sales.

Total revenues at *PE* were up 2.7 percent in 2002 compared with 2001. Increases in other revenues (consisting principally of commercial printing revenue), general advertising revenues and retail advertising revenues of 31.1 percent, 13.4 percent and 2.9 percent, respectively, were partially offset by a 2.3 percent decrease in classified advertising revenue. General advertising revenue gains for *PE* were primarily in the telecom, automotive, insurance and packaged goods categories and retail advertising gains were in the food, department store, apparel and electronics categories. Circulation revenue decreased 1.2 percent due to promotional campaigns associated with *PE's* circulation expansion strategy.

Newspaper Group cash expenses as reported in 2001 included a $2,261 charge related to a voluntary early retirement program at *PJ* and severance costs for a Company-wide reduction in force. On an adjusted basis, Newspaper Group cash expenses for 2002 decreased $22,542, or 4 percent, compared to 2001, primarily due to lower newsprint expense. Newsprint expense was 24 percent lower in 2002 due to a 22.8 percent decrease in the average cost per ton of newsprint. Excluding newsprint expense, adjusted Newspaper Group cash expenses were flat, with increases in outside services, performance-based bonuses and pension expense offset by decreases in salaries and wages and bad debt expense. As a result, adjusted Newspaper Group operating cash flow for 2002 increased $18,562, or 10.6 percent, when compared to 2001. Adjusted operating cash flow margin improved from 23.8 percent in 2001 to 26.5 percent in 2002.

INTERACTIVE MEDIA

Interactive Media revenues for 2002 were $19,472, an increase of 49 percent, over 2001 revenues of $13,065. Interactive Media cash expenses as reported in 2001 included $467 related to severance costs for a Company-wide reduction in force. On an adjusted basis, Interactive Media cash expenses increased 2.3 percent in 2002 when compared to 2001 with increases in performance-based bonuses and outside services partially offset by lower advertising and promotion expense, license fees and repairs and maintenance expense. As a result, the adjusted operating cash flow deficit for the Interactive Media group improved from $16,463 in 2001 to $10,738 in 2002.

OTHER

Other revenues consist primarily of Belo's regional cable news operations, NWCN and TXCN. Other revenues increased 6.8 percent, from $16,163 in 2001 to $17,266 in 2002. On a reported basis, cash expenses increased 2.2 percent in 2002 as compared to 2001. The operating cash flow deficit improved from $1,955 in 2001 to $1,248 in 2002, reflecting a decrease in the cash flow deficit at TXCN, offset somewhat by a slight decrease in operating cash flow at NWCN.

2001 COMPARED WITH 2000

Results for 2001 include the effect of the acquisition of KSKN in Spokane, Washington (previously operated under an LMA) on October 1, 2001. Results for 2000 include the effect of the following acquisitions and dispositions: the acquisition of KONG in Seattle/Tacoma, Washington and KASW in Phoenix, Arizona on March 1, 2000 (both stations were previously operated by Belo under LMAs); the sale of *The Gleaner* in Henderson, Kentucky on November 1, 2000; the sale of *The Eagle* in Bryan-College Station, Texas on December 1, 2000; and the sales of the *Messenger-Inquirer* in Owensboro, Kentucky and KOTV in Tulsa, Oklahoma, both of which were effective December 31, 2000.

Consolidated Results of Operations

Total net operating revenues were $1,364,578 in 2001 a decrease of $224,234, or 14.1 percent, from 2000 revenues of $1,588,812. Revenues for 2000 included $60,571 of revenue for the companies sold in the fourth quarter of 2000. The balance of the 2001 revenue decline related primarily to lower advertising revenues as a result of the slowdown in the U.S. economy.

Salaries, wages and employee benefits expense was $497,191 in 2001, a decrease of $35,301, or 6.6 percent, as compared to the prior year, with $23,638 of the decrease resulting from the companies sold and net decreases of $11,663 at the Company's remaining properties. Salaries, wages and employee benefits included a charge of $8,060 in 2001 related to early retirements and a Company-wide reduction in force. The Company also recorded a charge of $3,795 in 2000 for early retirement costs.

Other production, distribution and operating costs declined from $400,293 in 2000 to $371,771 in 2001, a decrease of $28,522 or 7.1 percent. The decline in other production, distribution and operating costs was due to $13,152 of expense in 2000 from the companies sold, a $2,932 charge in 2000 related to a programming write-down and an advertiser's year-end bankruptcy and decreases of $12,438 at the Company's remaining properties.

Newsprint, ink and other supplies expense was $149,002 in 2001, a decrease of $19,327, or 11.5 percent, as compared to the prior year, with a $6,066 reduction resulting from the companies sold and a decrease of $13,261 at the remaining properties. Newsprint consumption decreased approximately 15.4 percent at the remaining properties as compared to the prior year due to lower advertising volume and web-width reductions. The average cost per metric ton of newsprint increased 9.6 percent in 2001 as compared to 2000.

Depreciation expense increased $1,280 in 2001, of which amount $4,584 was due to higher depreciation at the remaining properties, partially offset by a $3,304 reduction in depreciation expense from the companies sold.

Of the $3,242 decrease in amortization expense in 2001, $3,416 was associated with the operating companies sold in the fourth quarter of 2000, offset somewhat by a $174 increase in amortization expense related primarily to 2000 acquisitions.

Interest expense for 2001 was $112,674, or 15.1 percent lower than 2000 expense of $132,780, reflecting lower average debt levels and lower average interest rates.

The Company recorded gains on the sales of subsidiaries and investments of $104,628 in 2000.

Other, net expense increased from $7,740 in 2000 to $29,167 in 2001, primarily due to a $28,785 charge recorded in the second quarter of 2001 related to the write-down of investments in certain Internet-related companies. Other, net expense in 2000 included a write-down related to investments in Internet-related companies of $28,500, partially offset by a benefit related to a legal settlement of $18,953.

The effective tax rate for 2001 was 112.3 percent, compared with 43.5 percent for 2000. The Company's effective tax rate exceeded 100 percent for 2001 due to lower pretax earnings and a fixed amount of non-deductible goodwill amortization. In addition to the effect of the advertising downturn in 2001, pretax earnings were lower due to the write-down of the Company's investments in Internet-related companies and severance charges associated with early retirements and a Company-wide reduction in force.

As a result of the factors discussed above, Belo recorded a net loss of $2,686 (2 cents per share) for the year ended December 31, 2001 compared with net earnings of $150,825 ($1.29 per share) in 2000.

Segment Results of Operations

To enhance comparability of Belo's results of operations for the years ended December 31, 2001 and 2000, certain information below is presented by segment on an adjusted basis to take into account the 2000 dispositions of *The Gleaner*, *The Eagle*, the *Messenger-Inquirer* and KOTV as though each had occurred at the beginning of 2000, the severance and early retirement charges in 2001 and 2000, the programming write-down and advertiser's year-end bankruptcy in 2000 and the effects of SFAS No. 142 on amortization expense in 2001 and 2000, all as discussed under "Consolidated Results of Operations."

	YEAR ENDED DECEMBER 31,							
	REPORTED 2001	ADJUSTMENTS	ADJUSTED 2001	REPORTED 2000	ADJUSTMENTS	ADJUSTED 2000	REPORTED % CHANGE	ADJUSTED % CHANGE
NET OPERATING REVENUES								
Television Group	$ 597,869	$ —	$ 597,869	$ 692,826	$(18,841)	$ 673,985	-13.7%	-11.3%
Newspaper Group	737,481	—	737,481	871,380	(41,518)	829,862	-15.4%	-11.1%
Interactive Media	13,065	—	13,065	10,319	(269)	10,050	26.6%	30.0%
Other	16,163	—	16,163	14,287	—	14,287	13.1%	13.1%
Segment revenues	$1,364,578	$ —	$1,364,578	$1,588,812	$(60,628)	$1,528,184	-14.1%	-10.7%
OPERATING CASH FLOW								
Television Group	$ 236,169	$ 897	$ 237,066	$ 303,800	$ (4,138)	$ 299,662	-22.3%	-20.9%
Newspaper Group	173,298	2,261	175,559	251,163	(11,114)	240,049	-31.0%	-26.9%
Interactive Media	(16,930)	467	(16,463)	(16,899)	413	(16,486)	0.2%	-0.1%
Other	(1,955)	19	(1,936)	(3,569)	1	(3,568)	45.2%	45.7%
Segment operating cash flow (1)	$ 390,582	$ 3,644	$ 394,226	$ 534,495	$(14,838)	$ 519,657	-26.9%	-24.1%
Corporate expenses	(43,968)	4,466	(39,502)	(46,797)	3,795	(43,002)	6.0%	8.1%
Depreciation and amortization	(183,010)	75,128	(107,882)	(184,972)	77,686	(107,286)	1.1%	-0.7%
Earnings from operations	$ 163,604	$83,238	$ 246,842	$ 302,726	$ 66,643	$ 369,369	-46.0%	-33.2%

Note: Certain amounts for the prior year have been reclassified to conform to the current year presentation.

(1) All references herein to segment operating cash flow (excluding Corporate expenses) refer to segment earnings from operations plus depreciation and amortization. (See "– GAAP and Non-GAAP Financial Measures" for additional information on use of operating cash flow as a non-GAAP measure.)

TELEVISION GROUP

On a reported basis, Television Group revenues in 2001 decreased $94,957, or 13.7 percent, compared to the prior year. This decline resulted from lower advertising revenues due to a slowdown in the U.S. economy, decreases in political and .com advertising, the disposition of KOTV in the fourth quarter of 2000 and lost advertising revenue estimated at $9,000 resulting from the events of September 11. Additionally, spot revenues in 2000 included approximately $10,500 from the broadcast of the Summer Olympics. Television Group cash expenses for 2001 decreased $27,326, or 7 percent, as a result of stringent cost controls and the sale of KOTV. As a result, on a reported basis, Television Group operating cash flow for 2001 decreased $67,631, or 22.3 percent, when compared to 2000.

On an adjusted basis, Television Group revenues for 2001 were $597,869, a decrease of $76,116 or 11.3 percent, compared with 2000 revenue of $673,985. Television Group spot revenues decreased 11.6 percent in 2001, due in part to a decrease in political advertising. Political advertising revenues decreased $44,577, or 89 percent, from 2000 to 2001. Excluding political revenues in both years, spot advertising revenues decreased 5 percent in 2001 compared with 2000. National advertising revenues declined 10.8 percent in 2001, with the largest decreases reported in the Dallas/Fort Worth and Seattle/Tacoma markets. Local advertising revenues declined 1.2 percent in 2001 as compared to 2000. Cash expenses decreased 3.6 percent due to cost control measures implemented early in 2001. As a result, Television Group operating cash flow decreased 20.9 percent, from $299,662 in 2000 to $237,066 in 2001. Television Group operating cash flow margin declined from 44.5 percent in 2000 to 39.7 percent in 2001.

NEWSPAPER GROUP

On a reported basis, Newspaper Group revenues for 2001 decreased $133,899, or 15.4 percent, compared to 2000 revenues due to the sales of *The Gleaner*, *The Eagle* and the *Messenger-Inquirer* in the fourth quarter of 2000, lower advertising revenue as a result of the slowdown in the economy, lost advertising revenue estimated at $2,000 from the events of September 11 and the effects of one less Sunday in 2001 than in 2000. Newspaper Group cash expenses were down 9 percent in 2001 as compared to 2000, as a result of the dispositions, lower newsprint expense and tight cost controls, partially offset by $2,261 in severance costs related to a reduction in force and a voluntary early retirement program at *PJ* in the fourth quarter of 2001. As a result, on a reported basis, Newspaper Group operating cash flow declined $77,865, or 31 percent.

On an adjusted basis, Newspaper Group revenues in 2001 were $737,481, or 11.1 percent, lower than 2000 revenues of $829,862. Advertising revenues comprised 85 percent of total Newspaper Group revenues in 2001, circulation revenues accounted for 12 percent and commercial printing contributed most of the remaining amount. Total advertising revenues for the Newspaper Group were down 12.8 percent in 2001 when compared to 2000 due mostly to a significant downturn in classified employment advertising felt by large newspapers across the country, the effect of which was greatest at large metropolitan newspapers with significant employment categories like *DMN*.

Newspaper volume is measured in column inches. Volume for *DMN* was as follows (in thousands):

	YEAR ENDED DECEMBER 31,		
	2001	2000	% CHANGE
Full-run ROP ("Run of Press") inches (1)			
Classified	1,693	1,973	(14.2)%
Retail	890	992	(10.3)%
General	305	379	(19.5)%
Total	2,888	3,344	(13.6)%

(1) Full-run ROP inches refer to the number of column inches of display and classified advertising that is printed and distributed in all editions of the newspaper.

DMN revenues decreased 13.5 percent in 2001 when compared to 2000. Advertising revenues for *DMN* decreased 15 percent in 2001. Classified advertising revenues declined 15 percent in 2001 compared with 2000 due to lower volumes in classified employment advertising. Classified employment linage decreased 48.8 percent in 2001 when compared with 2000 linage. Classified employment revenue was down 44 percent, while classified automotive and real estate revenues were up 7.4 percent and 6.1 percent, respectively. General advertising revenues decreased 16.4 percent in 2001 partly due to a decrease in .com advertising. Excluding .com advertising, general advertising revenues decreased 4.8 percent. Retail advertising revenues were down 7.7 percent in 2001 due to decreased linage, particularly in the department stores category, offset somewhat by higher average rates. Circulation revenues at *DMN* were flat in 2001 compared with 2000.

Revenues in all major advertising categories at *PJ* were lower in 2001 compared with 2000, with declines in general, classified and retail advertising of 23.4 percent, 15.2 percent and 9 percent, respectively. The decrease in general advertising revenues in 2001 compared with 2000 was due to volume losses, primarily in the .com, transportation and financial categories. The classified advertising revenue decrease was due primarily to losses in the employment and automotive categories. The retail advertising revenue decrease was due to decreased linage from the amusements, automotive and department stores categories, partially offset by an increase in average rates. Circulation revenues at *PJ* decreased 2.7 percent in 2001 compared with 2000 primarily due to changes in the circulation mix between home delivery and single-copy sales and increased contractor rates.

Total revenues at *PE* decreased 3.1 percent in 2001 compared with 2000, due to decreases in retail, classified and other advertising revenues, partially offset by increases in general advertising and circulation revenues. Retail advertising decreased 9.1 percent due to lower volume in the food, home furnishings, home improvement and office supply categories, offset somewhat by higher average rates. Classified advertising declined 4.5 percent due to lower rates and volumes, primarily in employment advertising. General advertising revenues increased 2.9 percent due to higher rates. Circulation revenues were 2.9 percent higher due to increased volume for daily and Sunday deliveries.

On an adjusted basis, Newspaper Group cash expenses for 2001 were $561,922, a decrease of 4.7 percent compared with $589,813 in 2000, due to cost controls initiated early in 2001 in response to the softening advertising environment and lower newsprint expense. Newsprint expense was down 7.3 percent due to a 15.4 percent decrease in consumption, partially offset by a 9.6 percent increase in the average cost per metric ton. Excluding newsprint, all other cash expenses were down 4 percent. As a result, operating cash flow for 2001 decreased $64,490, or 26.9 percent, when compared to 2000. The Newspaper Group operating cash flow margin was 23.8 percent in 2001 compared with 28.9 percent in 2000.

INTERACTIVE MEDIA

On a reported basis, Interactive Media revenues increased 26.6 percent, from $10,319 in 2000 to $13,065 in 2001. Interactive Media cash expenses increased 10.2 percent in 2001 due to increased staffing and levels of operations early in the year, followed by a curtailment of expenses beginning in the third quarter in response to the softening economy. As a result, the Interactive Media group reported an operating cash flow deficit of $16,930 in 2001 compared with a $16,899 deficit in 2000.

OTHER

On a reported basis, Other revenues of $16,163 in 2001 were 13.1 percent higher than 2000 revenues of $14,287 due to revenue increases at NWCN and TXCN. Cash expenses increased 1.5 percent in 2001 as compared to 2000. The operating cash flow deficit decreased 45.2 percent, from $3,569 in 2000 to $1,955 in 2001, reflecting a decrease in the cash flow deficit at TXCN and an increase in operating cash flow at NWCN.

LIQUIDITY AND CAPITAL RESOURCES

DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS

Net cash provided by operations, bank borrowings and term debt are Belo's primary sources of liquidity. On a reported basis, net cash provided by operations was $314,132 in 2002 compared with $165,374 in 2001. The increase in net cash provided by operations in 2002 is due to higher net earnings and lower cash requirements for income taxes, bonuses and interest. Net cash provided by operations was used primarily to pay down $255,800 of debt. In addition, net cash provided by operations was used to fund capital expenditures, common stock dividends and investments.

On June 3, 2002, the Company repaid $250,000 of Senior Notes due 2002 utilizing borrowings under its existing credit facility. At December 31, 2002, Belo had $1,100,000 in fixed-rate debt securities as follows: $300,000 of 7⅛% Senior Notes due 2007; $350,000 of 8% Senior Notes due 2008; $200,000 of 7¾% Senior Debentures due 2027; and $250,000 of 7¼% Senior Debentures due 2027. The weighted average effective interest rate for these debt instruments is 7.5 percent. Belo also has $150,000 of additional debt securities available for issuance under a shelf registration statement filed in April 1997. Future issuances of fixed-rate debt may be used to refinance variable-rate debt in whole or in part or for other corporate needs as determined by management.

At December 31, 2002, the Company had a $720,000 revolving credit facility. Borrowings under the credit facility are made on a committed revolving credit basis or an uncommitted competitive advance basis through a bidding process. Revolving credit loans bear interest at a rate determined by reference to LIBOR or a defined alternate base rate, as requested by the Company. The rate obtained through competitive bidding is either a LIBOR rate adjusted by a marginal rate of interest or a fixed rate, in either case as specified by the bidding bank and accepted by Belo. Commitment fees of up to .375 percent of the total unused commitment amount accrue and are payable under the credit facility. At December 31, 2002, borrowings under the credit facility were $312,000 and the weighted average interest rate for borrowings under the credit facility, which includes a .175 percent commitment fee, was 2.9 percent. Borrowings under the credit facility mature upon expiration of the agreement on November 29, 2006.

The Company is required to maintain certain financial ratios as of the end of each quarter, as defined in its revolving credit agreement. At December 31, 2002, the Company was in compliance with these requirements.

At December 31, 2002, Belo also had $22,800 of short-term unsecured notes outstanding. The weighted average interest rate on this debt was 2.1 percent at December 31, 2002. These borrowings may be converted at Belo's option to revolving debt. Accordingly, such borrowings are classified as long-term in Belo's financial statements.

On January 30, 2002, Belo sold its interest in the Dallas Mavericks and the American Airlines Center for $27,000 which resulted in a pretax gain of $2,375.

On March 12, 2002, the Company completed the purchase of KTTU, the UPN affiliate in the Tucson, Arizona television market, for $18,000 cash. Belo had previously operated KTTU under a local marketing agreement.

During 2002, Belo paid dividends of $33,537, or 30 cents per share, on Series A and Series B Common Stock outstanding, compared with $32,936, or 30 cents per share, during 2001.

In 2002, the Company received proceeds from the exercise of stock options of $31,239, compared with $10,182 in 2001.

The table below summarizes the following specified commitments of the Company over the next five years:

NATURE OF COMMITMENT	2003	2004	2005	2006	2007
Broadcast rights	$61,009	$54,535	$40,845	$ 20,864	$ 6,949
Capital expenditures	11,445	2,526	2,171	2,623	647
Investments obligations	7,358	5,518	3,918	2,327	—
Non-cancelable operating leases	5,575	4,565	3,665	2,455	1,798
Long-term debt	—	—	—	334,800	300,000
Total commitments	$85,387	$67,144	$50,599	$363,069	$309,394

Total capital expenditures for 2002 were $60,125. Belo's Television Group spent $26,486, primarily on new broadcast equipment, including $10,357 for equipment to be used in the transmission of digital television ("DTV"). Newspaper Group capital expenditures for 2002 were $22,488. Capital spending in 2003 is expected to be approximately $90,000. As of December 31, 2002, required future payments for capital projects in 2003 were approximately $11,500. Belo expects to finance future capital expenditures using cash generated from operations and, when necessary, borrowings under the revolving credit agreement.

During 2000 and 2001, Belo announced the formation of a series of cable news partnerships with Time Warner Cable ("Time Warner"). The Time Warner agreements call for the creation of 24-hour cable news channels in Houston and San Antonio, Texas and Charlotte, North Carolina. As of December 31, 2002, investments totaling $26,950 ($12,700 of which was invested in 2002) had been made related to the Time Warner partnerships, the majority of which will be used to fund capital expenditures and operating costs. Belo expects to invest approximately $7,400 in the Time Warner partnerships during 2003 to fund additional capital expenditures and operating costs. The on-air dates of the news channels in Charlotte and Houston were June 14, 2002 and December 12, 2002, respectively. The projected on-air date of the news channel in San Antonio, Texas is April 2003.

In 1999 and 2000, Belo made investments of approximately $63,000 in Internet-related companies. During the second quarter of 2001 and the fourth quarter of 2000, Belo recorded write-downs of $28,785 and $28,500, respectively, to recognize a decline in the value of these investments considered to be other than temporary.

The expenses of Belo's Interactive Media segment will continue to exceed revenues in 2003 as it continues to develop its business. The 2003 operating cash flow deficit for BI is expected to be approximately $7,000.

For ERISA funding purposes, the Company's required minimum contribution to its pension plan of $8,000 must be made by September 2004. The Company plans to make this contribution in the first quarter of 2003. The Company may make additional voluntary contributions to the Plan during 2003 of up to $12,000.

The Company believes its current financial condition and credit relationships are adequate to fund both its current obligations as well as near-term growth.

OTHER MATTERS

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure – an Amendment of FASB Statement No. 123." This standard amends SFAS No. 123, "Accounting for Stock-Based Compensation" to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation and amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. This statement is effective for financial statements with fiscal years ending after December 15, 2002 and is effective for financial reports containing condensed financial statements for interim periods beginning after December 15, 2002 with earlier application permitted. The Company has adopted the disclosure-only provisions of SFAS No. 148. The Company plans to begin recording compensation expense for stock options once accounting standard-setting bodies have issued final accounting standards. See Note 1 to the Consolidated Financial Statements for the pro forma effects of SFAS No. 123 for the years 2002, 2001 and 2000.

MARKET RISKS

The market risk inherent in Belo's financial instruments represents the potential loss arising from adverse changes in interest rates. Belo's strategy in managing its exposure to interest rate changes is to maintain a balance of fixed and variable-rate debt instruments. See Note 5 to the Consolidated Financial Statements for information concerning the contractual interest rates of Belo's debt. At December 31, 2002 and 2001, the fair value of Belo's fixed-rate debt was estimated to be $1,167,375 and $1,289,485, respectively, using quoted market prices and yields obtained through independent pricing sources, taking into consideration the underlying terms of the debt, such as the coupon rate and term to maturity. The carrying value of fixed-rate debt at December 31, 2002 and 2001 was $1,100,000 and $1,350,000, respectively.

Various financial instruments issued by Belo are sensitive to changes in interest rates. Interest rate changes would result in gains or losses in the market value of Belo's fixed-rate debt due to differences between the current market interest rates and the rates governing these instruments. A hypothetical 10 percent decrease in interest rates would increase the fair value of the Company's fixed-rate debt by $57,435 at December 31, 2002 ($63,082 at December 31, 2001). With respect to the Company's variable-rate debt, a 10 percent change in interest rates would have resulted in annual changes in Belo's pretax earnings and cash flows of $950 and $1,155, at December 31, 2002 and 2001, respectively.

In addition to interest rate risk, Belo has exposure to changes in the price of newsprint. The average price of newsprint is expected to be higher in 2003 than in 2002, although the amount and the timing of any increase cannot be predicted with certainty. Belo believes the newsprint environment for 2003, giving consideration to both cost and supply, to be manageable through existing relationships and sources.

REPORT OF INDEPENDENT AUDITORS

THE BOARD OF DIRECTORS AND SHAREHOLDERS
BELO CORP.

We have audited the accompanying consolidated balance sheets of Belo Corp. and subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of earnings, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Belo Corp. and subsidiaries at December 31, 2002 and 2001, and the consolidated results of their operations and cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

As discussed in Note 4 to the consolidated financial statements, in 2002 the Company, as required by the recently issued standard for accounting for goodwill, changed its method of accounting for goodwill and other intangible assets.

Ernst & Young LLP

Dallas, Texas
January 24, 2003

CONSOLIDATED STATEMENTS OF EARNINGS

IN THOUSANDS, EXCEPT PER SHARE AMOUNTS

	YEARS ENDED DECEMBER 31,		
	2002	2001	2000
NET OPERATING REVENUES (NOTE 3)			
Television Group	$ 657,525	$ 597,869	$ 692,826
Newspaper Group	733,501	737,481	871,380
Interactive Media	19,472	13,065	10,319
Other	17,266	16,163	14,287
Total net operating revenues	1,427,764	1,364,578	1,588,812
OPERATING COSTS AND EXPENSES			
Salaries, wages and employee benefits (Note 7)	505,341	497,191	532,492
Other production, distribution and operating costs (Note 9)	388,303	371,771	400,293
Newsprint, ink and other supplies	115,724	149,002	168,329
Depreciation	97,032	102,179	100,899
Amortization (Notes 3 and 4)	8,300	80,831	84,073
Total operating costs and expenses	1,114,700	1,200,974	1,286,086
Earnings from operations	313,064	163,604	302,726
OTHER INCOME AND EXPENSE			
Interest expense (Note 5)	(104,808)	(112,674)	(132,780)
Gain on the sale of subsidiaries and investments (Note 3)	—	—	104,628
Other, net (Note 11)	5,198	(29,167)	(7,740)
Total other income and expense	(99,610)	(141,841)	(35,892)
EARNINGS			
Earnings before income taxes	213,454	21,763	266,834
Income taxes (Note 6)	82,328	24,449	116,009
Net earnings (loss)	$ 131,126	$ (2,686)	$ 150,825
Net earnings (loss) per share (Note 12):			
Basic	$ 1.17	$ (.02)	$ 1.29
Diluted	$ 1.15	$ (.02)	$ 1.29
Weighted average shares outstanding (Note 12):			
Basic	111,870	109,816	116,754
Diluted	113,638	109,816	117,198
Dividends per share	$ .30	$ .30	$ .28

See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED BALANCE SHEETS

IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS

	DECEMBER 31, 2002	DECEMBER 31, 2001
ASSETS		
Current assets:		
Cash and temporary cash investments	$ 34,695	$ 35,913
Accounts receivable (net of allowance of $7,716 and $7,714 at December 31, 2002 and 2001, respectively)	235,710	231,673
Inventories	13,803	15,868
Deferred income taxes (Note 6)	12,644	14,564
Other current assets	23,599	34,161
Total current assets	320,451	332,179
Property, plant and equipment, at cost:		
Land	80,743	77,216
Buildings and improvements	297,291	295,129
Broadcast equipment	325,210	309,073
Newspaper publishing equipment	294,985	301,149
Other	207,961	197,039
Advance payments on plant and equipment expenditures (Note 9)	27,897	27,097
Total property, plant and equipment	1,234,087	1,206,703
Less accumulated depreciation	668,973	609,597
Property, plant and equipment, net	565,114	597,106
Intangible assets, net (Notes 3 and 4)	1,371,231	1,368,385
Goodwill, net (Notes 3 and 4)	1,255,262	1,255,262
Other assets (Note 11)	102,520	119,293
Total assets	$3,614,578	$3,672,225
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 66,173	$ 60,347
Accrued compensation and benefits	68,737	48,003
Other accrued expenses	31,680	37,908
Income taxes payable (Note 6)	10,414	—
Advance subscription payments	25,176	24,126
Accrued interest payable	13,986	15,016
Total current liabilities	216,166	185,400
Long-term debt (Note 5)	1,441,200	1,696,900
Deferred income taxes (Note 6)	407,734	416,500
Other liabilities	136,248	52,680
Commitments and contingent liabilities (Note 9)		
Shareholders' equity (Notes 8 and 10):		
Preferred stock, $1.00 par value. Authorized 5,000,000 shares; none issued.		
Common stock, $1.67 par value. Authorized 450,000,000 shares		
Series A: Issued and outstanding 96,076,672 and 91,800,402 shares at December 31, 2002 and 2001, respectively;	160,448	153,307
Series B: Issued and outstanding 16,681,619 and 18,582,538 shares at December 31, 2002 and 2001, respectively.	27,858	31,033
Additional paid-in capital	877,007	837,515
Retained earnings	396,479	298,890
Accumulated other comprehensive income (loss) (Note 13)	(48,562)	—
Total shareholders' equity	1,413,230	1,320,745
Total liabilities and shareholders' equity	$3,614,578	$3,672,225

See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

DOLLARS IN THOUSANDS

	THREE YEARS ENDED DECEMBER 31, 2002						
	COMMON STOCK						
	Shares Series A	*Shares Series B*	*Amount*	*Additional Paid-in Capital*	*Retained Earnings*	*Accumulated Other Comprehensive Income (Loss)*	*Total*
BALANCE AT DECEMBER 31, 1999	99,515,495	19,142,616	$198,159	$885,522	$306,156	$ —	$1,389,837
Exercise of stock options	354,813		593	3,862			4,455
Tax benefit from long-term incentive plan				723			723
Employer's matching contribution to Savings and Investment Plan		483,070	807	7,287			8,094
Purchases and subsequent retirement of treasury stock	(9,642,325)		(16,103)	(72,291)	(83,318)		(171,712)
Net earnings					150,825		150,825
Cash dividends					(32,814)		(32,814)
Conversion of Series B to Series A	765,246	(765,246)					—
BALANCE AT DECEMBER 31, 2000	90,993,229	18,860,440	$183,456	$825,103	$340,849	$ —	$1,349,408
Exercise of stock options	782,128		1,306	8,876			10,182
Tax benefit from long-term incentive plan				1,572			1,572
Employer's matching contribution to Savings and Investment Plan		430,943	720	7,106			7,826
Purchases and subsequent retirement of treasury stock	(683,800)		(1,142)	(5,142)	(6,337)		(12,621)
Net loss					(2,686)		(2,686)
Cash dividends					(32,936)		(32,936)
Conversion of Series B to Series A	708,845	(708,845)					—
BALANCE AT DECEMBER 31, 2001	91,800,402	18,582,538	$184,340	$837,515	$298,890	$ —	$1,320,745
Exercise of stock options	2,011,440		3,359	27,880			31,239
Tax benefit from long-term incentive plan				4,246			4,246
Employer's matching contribution to Savings and Investment Plan	224,545	139,366	607	7,366			7,973
Net earnings					131,126		131,126
Minimum pension liability adjustment, net of tax benefit						(48,562)	(48,562)
Cash dividends					(33,537)		(33,537)
Conversion of Series B to Series A	2,040,285	(2,040,285)					—
BALANCE AT DECEMBER 31, 2002	96,076,672	16,681,619	$188,306	$877,007	$396,479	$(48,562)	$1,413,230

See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

CASH PROVIDED (USED), IN THOUSANDS

	YEARS ENDED DECEMBER 31,		
	2002	2001	2000
OPERATIONS			
Net earnings (loss)	$ 131,126	$ (2,686)	$ 150,825
Adjustments to reconcile net earnings (loss) to net cash provided by operations:			
Net gain on sale of subsidiaries and investments	(1,841)	—	(65,367)
Depreciation and amortization	105,332	183,010	184,972
Deferred income taxes	23,680	10,500	(20,072)
Non-cash charges for write-down of Internet investments	—	28,785	28,500
Other non-cash expenses	14,175	7,680	8,840
Other, net	5,103	7,731	(6,339)
Net change in current assets and liabilities:			
Accounts receivable	(4,039)	42,820	(29,022)
Inventories and other current assets	(1,054)	(12,481)	(1,978)
Accounts payable	5,774	(14,622)	11,984
Accrued compensation and benefits	20,734	(16,694)	5,768
Other accrued liabilities	(10,408)	(6,079)	4,798
Income taxes payable	25,550	(62,590)	(19,481)
Net cash provided by operations	314,132	165,374	253,428
INVESTMENTS			
Capital expenditures	(60,125)	(62,455)	(104,427)
Acquisitions	(18,000)	(5,000)	(26,805)
Proceeds from sale of subsidiaries and investments	27,000	—	233,316
Other investments	(12,934)	(17,741)	(46,866)
Other, net	4,230	4,123	297
Net cash provided by (used for) investments	(59,829)	(81,073)	55,515
FINANCING			
Net borrowings for acquisitions	18,000	5,000	16,100
Net proceeds from revolving debt	978,725	842,853	1,443,100
Payments on revolving debt	(1,002,525)	(1,295,910)	(1,525,747)
Repayment of 6⅞% Senior Notes due 2002	(250,000)	—	—
Net proceeds from fixed-rate debt offering	—	347,329	—
Payments of dividends on stock	(33,537)	(32,936)	(32,814)
Net proceeds from exercise of stock options	31,239	10,182	4,455
Purchase of treasury stock	—	(12,621)	(171,712)
Other	2,577	35	(238)
Net cash used for financing	(255,521)	(136,068)	(266,856)
Net increase (decrease) in cash and temporary cash investments	(1,218)	(51,767)	42,087
Cash and temporary cash investments at beginning of year	35,913	87,680	45,593
Cash and temporary cash investments at end of year	$ 34,695	$ 35,913	$ 87,680

SUPPLEMENTAL DISCLOSURES (NOTE 14)

See accompanying Notes to Consolidated Financial Statements.

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A) *Principles of Consolidation* The consolidated financial statements include the accounts of Belo Corp. (the "Company" or "Belo") and its wholly-owned subsidiaries after the elimination of all significant intercompany accounts and transactions. Equity investments of 50 percent interest in partnerships with Time Warner Cable are accounted for by the equity method of accounting, with Belo's share of the results of operations being reported in Other Income and Expense in the accompanying Consolidated Statements of Earnings.

All dollar amounts are in thousands, except per share amounts, unless otherwise indicated. Certain amounts for prior years have been reclassified to conform to the current year presentation.

B) *Cash and Temporary Cash Investments* Belo considers all highly liquid instruments purchased with a remaining maturity of three months or less to be temporary cash investments. Such temporary cash investments are classified as available-for-sale and are carried at fair value.

C) *Accounts Receivable* Accounts receivable are net of a valuation reserve that represents an estimate of amounts considered uncollectible. Expense for such uncollectible amounts, which is included in other production, distribution and operating costs, was $7,291, $11,942 and $10,972 in 2002, 2001 and 2000, respectively. Accounts written off during 2002, 2001 and 2000 were $7,289, $12,539 and $9,542, respectively.

D) *Risk Concentration* Financial instruments that potentially subject the Company to concentrations of credit risk are primarily accounts receivable. Concentrations of credit risk with respect to the receivables are limited due to the large number of customers in the Company's customer base and their dispersion across different industries and geographic areas. The Company maintains an allowance for losses based upon the expected collectibility of accounts receivable.

E) *Inventories* Inventories, consisting primarily of newsprint, ink and other supplies used in printing newspapers, are stated at the lower of average cost or market value.

F) *Property, Plant and Equipment* Depreciation of property, plant and equipment is provided principally on a straight-line basis over the estimated useful lives of the assets as follows:

	ESTIMATED USEFUL LIVES
Buildings and improvements	5-30 years
Broadcast equipment	5-15 years
Newspaper publishing equipment	5-20 years
Other	3-10 years

The Company reviews the carrying value of property, plant, and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable. Recoverability of property and equipment is measured by comparison of the carrying amount to the future net cash flows the property and equipment is expected to generate. Based on this assessment, no impairment was recorded in any of the periods presented.

G) *Goodwill and Other Intangible Assets* Effective January 1, 2002, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets" and ceased the amortization of goodwill and certain other intangibles with indefinite lives. Since the adoption of the new accounting policy, goodwill is tested at least annually by reporting unit for impairment. Intangibles with indefinite lives are individually tested for impairment at least annually. See Note 4.

Separable intangible assets that have finite useful lives continue to be amortized on a straight-line basis over their estimated useful lives as follows:

	ESTIMATED USEFUL LIVES
Market alliance	5 years
Subscriber lists	18 years

H) *Stock Options* The Company has adopted the disclosure-only provisions of SFAS No. 123, "Accounting for Stock-Based Compensation" and SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure – an Amendment of FASB Statement No. 123" and continues to apply APB Opinion No. 25 in accounting for its stock-based compensation plans. Because it is Belo's policy to grant stock options at the market price on the date of grant, the intrinsic value is zero, and therefore no compensation expense is recorded. The Company plans to begin recording compensation expense for stock options once accounting standard-setting bodies have issued final accounting standards.

The following table illustrates the effect on net earnings (loss) and net earnings (loss) per share if the Company had applied the fair value recognition provisions of SFAS No. 123:

	2002	2001	2000
Net earnings (loss), as reported	$131,126	$ (2,686)	$150,825
Less: Stock-based compensation expense determined under fair value-based method, net of tax	13,521	11,018	9,059
Net earnings (loss), pro forma	$117,605	$(13,704)	$141,766
Per share amounts:			
Basic net earnings (loss) per share, as reported	$ 1.17	$ (.02)	$ 1.29
Basic net earnings (loss) per share, pro forma	$ 1.07	$ (.13)	$ 1.24
Diluted net earnings (loss) per share, as reported	$ 1.15	$ (.02)	$ 1.29
Diluted net earnings (loss) per share, pro forma	$ 1.05	$ (.13)	$ 1.24

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting periods. The pro forma information presented above is not necessarily indicative of the effects on reported or pro forma net earnings for future years. See Note 8.

I) *Revenue Recognition* Belo's primary sources of revenue are the sale of air time on its television stations, advertising space in published issues of its newspapers, and the sale of newspapers to distributors and individual subscribers. Broadcast revenue is recorded, net of agency commissions, when commercials are aired. Newspaper advertising revenue is recorded, net of agency commissions, when the advertisements are published in the newspaper. Proceeds from subscriptions are deferred and are included in revenue on a pro rata basis over the term of the subscriptions.

J) *Advertising Expense* The cost of advertising is expensed as incurred. Belo incurred $27,352, $26,137 and $31,678 in advertising and promotion costs during 2002, 2001 and 2000, respectively.

K) *Use of Estimates* The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

NOTE 2: RECENTLY ISSUED ACCOUNTING STANDARDS

During 2002, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 145, "Rescission of FASB Statements Nos. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections," SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" and SFAS No. 147, "Acquisitions of Certain Financial Institutions – An Amendment of FASB Statements No. 72 and 144 and FASB Interpretation No. 9." The Company does not expect adoption of these statements to have a significant impact, if any, on its financial position or results of operations.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure – an Amendment of FASB Statement No. 123." This standard amends SFAS No. 123, "Accounting for Stock-Based Compensation" to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation and amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. This statement is effective for financial statements with fiscal years ending after December 15, 2002 and is effective for financial reports containing condensed financial statements for interim periods beginning after December 15, 2002 with earlier application permitted. The Company has adopted the disclosure-only provisions of SFAS No. 148. The Company plans to begin recording compensation expense for stock options once accounting standard-setting bodies have issued final accounting standards. See Note 1 for the pro forma effects of SFAS No. 123 for the years 2002, 2001 and 2000.

NOTE 3: ACQUISITIONS AND DISPOSITIONS

On March 12, 2002, Belo completed the purchase of KTTU, the UPN affiliate in the Tucson, Arizona television market, for $18,000 in cash. Belo had previously operated KTTU under a local marketing agreement ("LMA"). The acquisition was accounted for as a purchase and the purchase price along with acquisition costs was allocated to the FCC license ($9,268) and market alliance ($8,832).

On October 1, 2001, Belo acquired KSKN in Spokane, Washington for $5,000 in cash. KSKN was previously operated by Belo under an LMA. The purchase price was allocated to the FCC license.

On March 1, 2000, Belo acquired KONG in Seattle/Tacoma, Washington and KASW in Phoenix, Arizona for $16,100 in cash. Belo previously operated both stations under LMAs. In each transaction, substantially all of the purchase price was allocated to the FCC license.

During the fourth quarter of 2000, Belo completed the sales of *The Gleaner* in Henderson, Kentucky, *The Eagle* in Bryan-College Station, Texas, the *Messenger-Inquirer* in Owensboro, Kentucky and KOTV in Tulsa, Oklahoma. Cash proceeds of $233,316 were received and gains of $104,628 ($65,367 net of taxes) were recognized on the transactions.

Results of the 2002, 2001 and 2000 acquisitions and dispositions have not been presented on a pro forma basis as the combined impact on results of operations was not material.

NOTE 4: GOODWILL AND OTHER INTANGIBLE ASSETS

Effective January 1, 2002, the Company adopted SFAS No. 142, "Goodwill and Other Intangible Assets," issued by the FASB in July 2001. Under the provisions of SFAS No. 142, goodwill and certain other intangibles with indefinite lives, namely FCC licenses, are no longer amortized, but are instead reviewed at least annually for impairment. Separable intangible assets that have finite useful lives will continue to be amortized over their useful lives. For Belo's Television Group, a reporting unit is defined as an operating cluster of television stations and for Belo's Newspaper Group, a reporting unit is defined as the newspaper operations in each individual market.

The Company's initial review for impairment of goodwill and other intangible assets performed during 2002 indicated no impairment of these assets as of January 1, 2002. During the fourth quarter of 2002, the Company performed its annual review for impairment of goodwill and other intangible assets as of December 31, 2002 and based on this review, no impairment was recorded. The Company must make assumptions regarding estimated future cash flows and other factors to determine the fair value of the respective assets in assessing the recoverability of its goodwill and other intangibles. If these estimates or the related assumptions change, the Company may be required to record impairment charges for these assets in the future.

Prior to the adoption of SFAS No. 142, amortization expense was recorded for goodwill and other intangibles with indefinite lives. The following table sets forth a reconciliation of net earnings and net earnings per share information for the three years ended December 31, 2002 as though SFAS No. 142 had been in effect at the beginning of fiscal 2000:

	2002	2001	2000
Net earnings (loss), as reported	$131,126	$ (2,686)	$150,825
Add back: Goodwill and FCC license amortization, net of tax	—	58,636	60,876
Net earnings, pro forma	$131,126	$55,950	$211,701
Per share amounts:			
Basic net earnings (loss) per share, as reported	$ 1.17	$ (.02)	$ 1.29
Add back: Goodwill and FCC license amortization, net of tax	—	.53	.52
Basic net earnings per share, pro forma	$ 1.17	$ .51	$ 1.81
Diluted net earnings (loss) per share, as reported	$ 1.15	$ (.02)	$ 1.29
Add back: Goodwill and FCC license amortization, net of tax	—	.53	.52
Diluted net earnings per share, pro forma	$ 1.15	$ .51	$ 1.81

The following table sets forth the identifiable intangible assets that continue to be subject to amortization (definite-lived intangible assets) and the identifiable intangible assets that are no longer subject to amortization beginning January 1, 2002 (indefinite-lived intangible assets):

	2002			2001		
	Gross Carrying Amount	*Accumulated Amortization*	*Other Intangible Assets, Net*	*Gross Carrying Amount*	*Accumulated Amortization*	*Other Intangible Assets, Net*
Definite-lived intangible assets:						
Television Group:						
Market alliance (1)	$ 8,832	$ 1,325	$ 7,507	$ —	$ —	$ —
Newspaper Group:						
Subscriber lists (2)	115,963	42,711	73,252	123,377	36,196	87,181
Indefinite-lived intangible assets:						
Television Group:						
FCC licenses (1)	1,464,184	173,712	1,290,472	1,454,916	173,712	1,281,204
Other intangible assets	$1,588,979	$217,748	$1,371,231	$1,578,293	$209,908	$1,368,385

(1) On March 12, 2002, Belo completed the purchase of KTTU, the UPN affiliate in the Tucson, Arizona television market, for $18,000 in cash. Belo had previously operated KTTU under a local marketing agreement ("LMA"). The acquisition was accounted for as a purchase and the purchase price along with acquisition costs was allocated to the FCC license ($9,268) and market alliance ($8,832).

(2) Prior to the adoption of SFAS No. 142, balance sheet reclassification adjustments were made resulting in decreases in the gross carrying amount and accumulated amortization related to subscriber lists.

Amortization expense for intangible assets subject to amortization was $8,300 for 2002. The annual amortization expense for intangible assets subject to amortization is estimated to be approximately $8,500 for each of the next five fiscal years.

During 2002, no goodwill was acquired, impaired or disposed. The carrying amount of goodwill by operating segment as of December 31, 2001 and 2002 is as follows:

	CARRYING AMOUNT
Television Group	$ 779,987
Newspaper Group	470,043
Other	5,232
Total goodwill	$1,255,262

NOTE 5: LONG-TERM DEBT

Long-term debt consists of the following at December 31, 2002 and 2001:

	2002	2001
6⅞% Senior Notes Due June 1, 2002	$ —	$ 250,000
7⅛% Senior Notes Due June 1, 2007	300,000	300,000
8% Senior Notes Due November 1, 2008	350,000	350,000
7¾% Senior Debentures Due June 1, 2027	200,000	200,000
7¼% Senior Debentures Due September 15, 2027	250,000	250,000
Fixed-rate debt	1,100,000	1,350,000
Revolving credit agreement, including short-term unsecured notes classified as long-term	334,800	340,500
Other	6,400	6,500
Less: Current maturities of long-term debt	—	(100)
Total	$1,441,200	$1,696,900

The Company has no long-term debt maturities until 2006. Debt maturities in 2006 and 2007 are $334,800 and $300,000, respectively. On June 3, 2002, the Company repaid $250,000 of Senior Notes due 2002 utilizing borrowings under its existing credit facility.

At December 31, 2002, the weighted average effective interest rate on the $1,100,000 of fixed-rate debt was 7.5 percent and the fair value was $67,375 greater than the carrying value. At December 31, 2001, the fair value of the $1,350,000 fixed rate debt was $60,515 less than the carrying value. The fair values at December 31, 2002 and 2001, respectively, were estimated using quoted market prices for those publicly traded instruments.

At December 31, 2002, the Company had a $720,000 five-year revolving credit facility. Borrowings under the credit facility are made on a committed revolving credit basis or an uncommitted competitive advance basis through a bidding process. Revolving credit loans bear interest at a rate determined by reference to LIBOR or a defined alternate base rate, as requested by the Company. The rate obtained through competitive bidding is either a LIBOR rate adjusted by a marginal rate of interest or a fixed rate, in either case as specified by the bidding bank and accepted by Belo. Commitment fees of up to .375 percent of the total unused commitment amount accrue and are payable under the credit facility. Borrowings under the credit facility were $312,000 at both December 31, 2002, and December 31, 2001. The weighted average interest rate for borrowings under the credit facility (which includes a .175 percent commitment fee) was 2.9 percent and 3.4 percent at December 31, 2002 and 2001, respectively. Borrowings under the credit facility mature upon expiration of the agreement on November 29, 2006. The carrying value of borrowings under the revolving credit facility approximates fair value.

The revolving credit agreement contains certain covenants, including a requirement to maintain, as of the end of each quarter and measured over the preceding four quarters, (1) a Funded Debt to Pro Forma Operating Cash Flow ratio not exceeding 5.5 to 1.0 (reducing to 5.0 to 1.0 for periods after September 30, 2003), (2) a Funded Debt (excluding subordinated debt) to Pro Forma Operating Cash Flow ratio not exceeding 5.5 to 1.0 (reducing in steps beginning in June 30, 2002, and for periods after September 30, 2003 to 4.5 to 1.0) and (3) an Interest Coverage ratio of not less than 2.5 to 1.0 (increasing to 3.0 to 1.0 for periods after December 31, 2003), all as such terms are defined in the agreement. For the four quarters ended December 31, 2002, Belo's ratio of Funded Debt to Pro Forma Operating Cash Flow as defined in the agreement was 3.4 to 1.0. Belo's Interest Coverage ratio for the four quarters ended December 31, 2002 was 4.1 to 1.0.

During 2002, Belo used various short-term unsecured notes as an additional source of financing. The weighted average interest rate on this debt was 2.1 percent and 2.9 percent at December 31, 2002 and 2001, respectively. Due to Belo's intent to renew the short-term notes and its continued ability to refinance these borrowings on a long-term basis through its revolving credit agreement, $22,800 and $28,500 of short-term notes outstanding at December 31, 2002 and 2001, respectively, have been classified as long-term in the accompanying consolidated balance sheets.

In 2002, 2001 and 2000, interest costs of $573, $489 and $2,398, respectively, were capitalized as components of construction cost. During 2002, 2001 and 2000, cash paid for interest, net of amounts capitalized, was $105,838, $113,674 and $132,146, respectively.

At December 31, 2002, Belo had outstanding letters of credit of $12,737 issued in the ordinary course of business.

NOTE 6: INCOME TAXES

Belo uses the liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities, and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

Income tax expense for the years ended December 31, 2002, 2001 and 2000 consists of the following:

	2002	2001	2000
Current			
Federal	$58,757	$ 13,591	$121,560
State	6,608	4,751	16,427
Total current	65,365	18,342	137,987
Deferred			
Federal	12,672	3,465	(24,707)
State	4,291	2,642	2,729
Total deferred	16,963	6,107	(21,978)
Total tax expense	$82,328	$ 24,449	$116,009
Effective tax rate	38.6%	112.3%	43.5%

Income tax provisions for the years ended December 31, 2002, 2001 and 2000 differ from amounts computed by applying the applicable U.S. federal income tax rate as follows:

	2002	2001	2000
Computed expected income tax expense	$74,709	$ 7,617	$ 93,392
Amortization of goodwill	—	11,145	11,314
State income taxes	7,085	4,806	12,452
Other	534	881	(1,149)
	$82,328	$ 24,449	$116,009

Significant components of Belo's deferred tax liabilities and assets as of December 31, 2002 and 2001 are as follows:

	2002	2001
Deferred tax liabilities:		
Excess tax depreciation and amortization	$465,935	$447,072
Expenses deductible for tax purposes in a year different from the year accrued	2,200	1,800
Other	7,429	10,047
Total deferred tax liabilities	475,564	458,919
Deferred tax assets:		
Deferred compensation and benefits	8,132	9,659
State taxes	10,328	9,022
Minimum pension liability	26,149	—
Expenses deductible for tax purposes in a year different from the year accrued	25,662	28,509
Other	10,203	9,793
Total deferred tax assets	80,474	56,983
Net deferred tax liability	$395,090	$401,936

NOTE 7: EMPLOYEE RETIREMENT PLANS

Effective July 1, 2000, Belo amended its defined contribution plan to increase its contribution and close its noncontributory defined benefit plan to new participants. Current employees were given the option of continuing in the noncontributory defined benefit pension plan ("Pension Plan") and the existing defined contribution plan ("Classic Plan") or selecting the new enhanced defined contribution plan ("Star Plan").

Employees who selected the Star Plan had their years of service in the Pension Plan frozen as of July 1, 2000. The Star Plan is a profit sharing plan intended to qualify under section 401(a) of the Internal Revenue Code of 1986, as amended (the "Code"), and to meet the requirements of Code section 401(k). The Star Plan covers substantially all employees that meet certain service requirements. Both the plan participants and Belo contribute to the Star Plan. For each payroll period beginning July 1, 2000, Belo contributes an amount equal to 2 percent of the compensation paid to eligible employees, subject to limitations, and matches a specified percentage of employees' contributions under the Star Plan.

Under the Classic Plan, Belo matches a percentage of the employees' contribution but does not make the 2 percent contribution of the participant's compensation. Belo's contributions to its defined contribution plans totaled $12,851, $12,595 and $10,841 in 2002, 2001 and 2000, respectively.

Belo's Pension Plan covers individuals who were employees prior to July 2000. The benefits are based on years of service and the average of the employee's five consecutive years of highest annual compensation earned during the most recently completed 10 years of employment. The funding policy is to contribute annually to the Pension Plan amounts sufficient to meet minimum funding requirements as set forth in employee benefit and tax laws, but not in excess of the maximum tax deductible contribution. For ERISA funding purposes, the Company's required minimum contribution to its pension plan of $8,000 must be made by September 2004. The Company plans to make this contribution in the first quarter of 2003.

The following table sets forth obligation and asset data for the Pension Plan as of December 31, 2002 and 2001:

	2002	2001
Change in projected benefit obligation:		
Benefit obligation as of January 1,	$ 338,242	$315,069
Actuarial losses	36,557	2,644
Service cost	9,271	9,513
Interest cost	24,800	23,177
Benefits paid	(16,243)	(20,173)
Amendments	—	8,012
Benefit obligation as of December 31,	$ 392,627	$338,242
Change in plan assets:		
Fair value of plan assets at January 1,	$ 298,084	$327,938
Actual return on plan assets	(29,692)	(9,681)
Benefits paid	(16,243)	(20,173)
Fair value of plan assets at December 31,	$ 252,149	$298,084
Funded status	$(140,478)	$(40,158)
Unrecognized net loss	127,133	32,398
Unrecognized prior service cost	8,739	9,354
Prepaid/(accrued) pension cost	$ (4,606)	$ 1,594

Amounts recognized in the balance sheet as of December 31, 2002 and 2001 consist of:

	2002	2001
Accrued pension cost	$ (88,056)	$ —
Prepaid pension cost	—	1,594
Intangible asset	8,739	—
Accumulated other comprehensive loss	74,711	—
Total	$ (4,606)	$ 1,594

The net periodic pension cost for the years ended December 31, 2002, 2001 and 2000 includes the following components:

	2002	2001	2000
Service cost - benefits earned during the period	$ 9,271	$ 9,513	$ 10,651
Interest cost on projected benefit obligation	24,800	23,177	22,095
Expected return on assets	(28,476)	(32,228)	(30,365)
Amortization of unrecognized prior service cost	615	(11)	(220)
Net periodic pension cost	$ 6,210	$ 451	$ 2,161

Assumptions used in accounting for the Pension Plan are as follows:

	2002	2001	2000
Discount rate in determining benefit obligation	6.75%	7.50%	7.50%
Expected long-term rate of return on assets	8.75%	9.75%	9.75%
Rate of increase in future compensation	4.80%	5.50%	5.50%

During 2002, the value of pension plan assets declined, reflecting overall stock market performance. The decline in pension plan asset values, along with a decrease in the discount rate from 7.5 percent to 6.75 percent, resulted in an unfunded accumulated benefit obligation. As a result, the Company recorded a minimum pension liability in accordance with the provisions of SFAS No. 87, "Employers' Accounting for Pensions." This amount is reflected as a charge to other comprehensive income (loss) of $74,711 ($48,562 net of tax benefit) in 2002.

Belo also sponsors non-qualified retirement plans for key employees. Expense for these plans recognized in 2002, 2001 and 2000 was $1,532, $1,301 and $1,026, respectively.

NOTE 8: LONG-TERM INCENTIVE PLAN

Belo has a long-term incentive plan under which awards may be granted to employees and outside directors in the form of incentive stock options, non-qualified stock options, restricted shares or performance units, the values of which are based on Belo's long-term performance. In addition, options may be accompanied by stock appreciation rights and limited stock appreciation rights. Rights and limited rights may also be issued without accompanying options. Cash-based bonus awards are also available under the plan.

The non-qualified options granted to employees and outside directors under Belo's long-term incentive plan become exercisable in cumulative installments over periods of one to seven years and expire after 10 years. Shares of common stock reserved for future grants under the plan were 2,475,700, 4,281,036 and 7,381,936 at December 31, 2002, 2001 and 2000, respectively.

The Company has adopted the disclosure-only provisions of SFAS No. 123, "Accounting for Stock-Based Compensation" and SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure – an Amendment of FASB Statement No. 123" and continues to apply APB Opinion No. 25 in accounting for its stock-based compensation plans. Because it is Belo's policy to grant stock options at the market price on the date of grant, the intrinsic value is zero, and therefore no compensation expense is recorded. The Company plans to begin recording compensation expense for stock options once accounting standard-setting bodies have issued final accounting standards.

Stock-based activity in the long-term incentive plan relates to non-qualified stock options and is summarized in the following table:

	2002		2001		2000	
	Number of Options	*Weighted Average Price*	*Number of Options*	*Weighted Average Price*	*Number of Options*	*Weighted Average Price*
Outstanding at January 1,	17,030,467	$18.34	14,711,695	$18.19	12,012,995	$18.35
Granted	2,076,906	$21.73	3,410,370	$17.90	3,489,745	$17.28
Exercised	(2,011,440)	$15.53	(782,128)	$13.01	(354,813)	$12.56
Canceled	(272,370)	$20.34	(309,470)	$19.63	(436,232)	$19.92
Outstanding at December 31,	16,823,563	$19.06	17,030,467	$18.34	14,711,695	$18.19
Exercisable at December 31,	11,974,076		10,768,216		8,170,000	
Weighted average fair value of options granted		$ 6.39		$ 6.01		$ 6.08

The following table summarizes information about non-qualified stock options outstanding at December 31, 2002:

Range of Exercise Prices	*Number of Options Outstanding*	*Weighted Average Remaining Life (years)*	*Weighted Average Exercise Price*	*Number of Options Exercisable*	*Weighted Average Exercise Price*
$10 - 13	410,816 (a)	1.5	$12.69	410,816	$12.69
$14 - 18	9,823,160 (b)	7.0	$17.60	7,065,379	$17.57
$19 - 21	4,815,497 (c)	8.0	$20.09	2,946,097	$19.14
$22 - 27	1,774,090 (c)	4.5	$25.82	1,551,784	$26.25
$10 - 27	16,823,563	6.9	$19.06	11,974,076	$18.92

(a) Comprised of Series A Shares
(b) Comprised of Series B Shares, except for 115,000 Series A Shares
(c) Comprised of Series B Shares

Pro forma information regarding net earnings (loss) and earnings (loss) per share has been determined as if Belo had accounted for its employee stock options under the fair value method of SFAS No. 123, "Accounting for Stock-Based Compensation." The fair value for those options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions for 2002, 2001 and 2000, respectively: risk-free interest rates of 3.22 percent, 4.75 percent and 5.61 percent, respectively; dividend yields of 1.38 percent, 1.68 percent and 1.62 percent, respectively; volatility factors of the expected market price of Belo's common stock of .324, .295 and .288, respectively; and weighted average expected lives of the options of approximately 5, 7 and 7 years, respectively.

See Note 1 for the pro forma effects on net earnings and net earnings per share of SFAS No. 123 for the years 2002, 2001 and 2000.

NOTE 9: COMMITMENTS AND CONTINGENT LIABILITIES

Belo is involved in certain claims and litigation related to its operations. In the opinion of management, liabilities, if any, arising from these claims and litigation would not have a material adverse effect on Belo's consolidated financial position, liquidity or results of operations.

During 2000 and 2001, Belo announced the formation of a series of cable news partnerships with Time Warner Cable ("Time Warner"). The Time Warner agreements call for the creation of 24-hour cable news channels in Houston and San Antonio, Texas and Charlotte, North Carolina. As of December 31, 2002, investments totaling $26,950 ($12,700 of which was invested in 2002) had been made related to the Time Warner partnerships, the majority of which was used to fund capital expenditures and operating costs. Belo expects additional investments of approximately $7,400 in the Time Warner partnerships during 2003 to fund additional capital expenditures and operating costs. The on-air dates of the news channels in Charlotte and Houston were June 14, 2002 and December 12, 2002, respectively. The projected on-air date of the news channel in San Antonio, Texas is April 2003.

At December 31, 2002, commitments for the purchase of future broadcast rights are as follows:

	BROADCAST RIGHTS COMMITMENTS
2003	$ 61,009
2004	54,534
2005	40,845
2006	20,864
2007	6,949
2008 & beyond	9,656
Total commitments	$193,857

Advance payments on plant and equipment expenditures at December 31, 2002 primarily relate to television broadcast equipment and newspaper production equipment. Required future payments for capital expenditure commitments for 2003, 2004, 2005, 2006 and 2007 are $11,445, $2,526, $2,171, $2,623 and $647, respectively.

Total lease expense for property and equipment was $8,751, $8,495 and $7,890 in 2002, 2001 and 2000, respectively. Future minimum rental payments for operating leases at December 31, 2002 are as follows:

	OPERATING LEASES
2003	$ 5,575
2004	4,565
2005	3,665
2006	2,455
2007	1,798
2008 & beyond	6,705
Total commitments	$24,763

NOTE 10: COMMON AND PREFERRED STOCK

Belo has two series of common stock authorized, issued and outstanding, Series A and Series B, each with a par value of $1.67 per share. The total number of authorized shares of common stock is 450,000,000 shares. The Series A and Series B shares are identical except as noted herein. Series B shares are entitled to 10 votes per share on all matters submitted to a vote of shareholders, while the Series A shares are entitled to one vote per share. Transferability of the Series B shares is limited to family members and affiliated entities of the holder. Series B shares are convertible at any time on a one-for-one basis into Series A shares but not vice versa. Shares of Belo's Series A Common Stock are traded on the New York Stock Exchange (NYSE symbol: BLC). There is no established public trading market for shares of Series B Common Stock.

Each outstanding share of common stock is accompanied by one preferred share purchase right, which entitles shareholders to purchase 1/200 of a share of Series A Junior Participating Preferred Stock. The rights will not be exercisable until a party either acquires beneficial ownership of 30 percent of Belo's common stock or makes a tender offer for at least 30 percent of its common stock. At such time, each holder of a right (other than the acquiring person or group) will have the right to purchase common stock of Belo with a value equal to two times the exercise price of the right, which is initially $75 (subject to adjustment). In addition, if Belo is acquired in a merger or business combination, each right can be used to purchase the common stock of the surviving company having a market value of twice the exercise price of each right. Once a person or group has acquired 30 percent of the common stock but before 50 percent of the voting power of the common stock has been acquired, Belo may exchange each right (other than those held by the acquiring person or group) for one share of Company common stock (subject to adjustment). Belo may reduce the 30 percent threshold or may redeem the rights. The number of shares of Series A Junior Participating Preferred Stock reserved for possible conversion of these rights is equivalent to 1/200 of the number of shares of common stock issued and outstanding plus the number of shares reserved for options outstanding and for grant under the 2000 Executive Compensation Plan and for options outstanding under Belo's predecessor plans. The rights will expire in 2006, unless extended.

In July 2000, Belo's Board of Directors authorized the repurchase of up to an additional 25,000,000 shares of common stock in addition to 2,759,044 shares that were available for repurchase under a previous authorization. As of December 31, 2002, the Company may purchase 17,432,919 shares under this authority. In addition, Belo has in place a stock repurchase program authorizing the purchase of up to $2,500 of Company stock annually. No shares of stock were repurchased by the Company during 2002. During 2001 and 2000, Belo purchased 683,800 and 9,642,325 shares, respectively, of its Series A Common Stock at an aggregate cost of $12,621 and $171,712, respectively. All shares were retired in the year of purchase.

NOTE 11: OTHER INCOME AND EXPENSE

During the second quarter of 2002, Belo recorded a credit of $4,787 ($2,446 net of taxes or 2 cents per share) related to the favorable resolution of certain contingencies associated with the Company's sales in the fourth quarter of 2000 of KOTV in Tulsa, Oklahoma, the *Messenger-Inquirer* in Owensboro, Kentucky, *The Gleaner* in Henderson, Kentucky and *The Eagle* in Bryan/College Station, Texas. Belo recorded a gain of $2,375 ($1,841 net of taxes or 2 cents per share) in the first quarter of 2002 on the sale of the Company's interest in the Dallas Mavericks and the American Airlines Center.

In 1999 and 2000, Belo made investments in other businesses, including approximately $63,000 in Internet-related companies. During 2001 and 2000, Belo recorded write-offs of $28,785 ($18,529 net of taxes or 17 cents per share) and $28,500 ($18,331 net of taxes or 16 cents per share), respectively, related to certain of the Internet investments, recognizing a decline in value considered to be other than temporary. At December 31, 2002 and 2001, the carrying value as adjusted by the write-offs approximated the fair value of these investments.

During the fourth quarter of 2000, Belo recorded a gain of $18,953 ($12,190 net of taxes or 10 cents per share for the year) from a legal settlement.

NOTE 12: EARNINGS PER SHARE

The following table sets forth the reconciliation between weighted average shares used for calculating basic and diluted earnings per share for each of the three years in the period ended December 31, 2002 (in thousands, except per share amounts):

	2002	2001	2000
Weighted average shares for basic earnings per share	111,870	109,816	116,754
Effect of employee stock options	1,768	N/A	444
Weighted average shares for diluted earnings per share	113,638	109,816	117,198
Options excluded due to exercise price in excess of average market price			
Number outstanding	1,774	N/A	12,719
Weighted average exercise price	$ 25.82	N/A	$ 19.11

Common stock equivalents are excluded from the calculation of weighted average shares for diluted earnings per share when a net loss is reported for a period. The number of potentially dilutive shares excluded from the calculation of diluted earnings per share was 495 for the year ended December 31, 2001.

NOTE 13: COMPREHENSIVE INCOME

During 2002, the value of pension plan assets declined, reflecting overall stock market performance. The decline in pension plan asset values, along with a decrease in the discount rate from 7.5 percent to 6.75 percent, resulted in an unfunded accumulated benefit obligation. As a result, the Company recorded a minimum pension liability in accordance with the provisions of SFAS No. 87, "Employers' Accounting for Pensions." This amount is reflected as a charge to other comprehensive income (loss) of $74,711 ($48,562 net of tax benefit) in 2002.

For each of the three years in the period ended December 31, 2002, total comprehensive income (loss) was comprised as follows:

	2002	2001	2000
Net earnings (loss)	$131,126	$ (2,686)	$150,825
Other comprehensive income (loss):			
Minimum pension liability (net of tax benefit of $26,149)	(48,562)	—	—
Other comprehensive loss	(48,562)	—	—
Comprehensive income (loss)	$ 82,564	$ (2,686)	$150,825

NOTE 14: SUPPLEMENTAL CASH FLOW INFORMATION

Supplemental cash flow information for each of the three years in the period ended December 31, 2002 is as follows:

	2002	2001	2000
Supplemental cash flow information:			
Interest paid, net of amounts capitalized	$105,838	$113,674	$132,146
Income taxes paid, net of refunds	$ 30,166	$ 87,928	$116,539

NOTE 15: INDUSTRY SEGMENT INFORMATION

Belo operates in three primary segments: television broadcasting, newspaper publishing and interactive media. Operations in the television broadcasting industry involve the sale of air time for advertising and the broadcast of news, entertainment and other programming. Belo's television stations are located in Dallas/Fort Worth, Houston, San Antonio and Austin, Texas; Seattle/Tacoma and Spokane, Washington; Phoenix and Tucson, Arizona; St. Louis, Missouri; Portland, Oregon; Charlotte, North Carolina; New Orleans, Louisiana; Hampton/Norfolk, Virginia; Louisville, Kentucky; and Boise, Idaho. Operations in the newspaper publishing industry involve the sale of advertising space in published issues, the sale of newspapers to distributors and individual subscribers and commercial printing. The Company's major newspaper publishing units are *The Dallas Morning News*, located in Dallas, Texas; *The Providence Journal*, located in Providence, Rhode Island; and *The Press-Enterprise*, located in Riverside, California. The Company also has newspaper operations in Denton, Texas. The operations of the Interactive Media segment are conducted from corporate headquarters in Dallas, Texas and at each of Belo's individual operating units. Revenues for the Interactive Media segment result primarily from the sale of advertising on Belo operating unit Web sites and, to a much lesser extent, fees generated from Internet service provider subscriptions and data retrieval services. The Company's other industry segment is comprised primarily of cable news operations, which are located in Seattle, Washington and Dallas, Texas. Revenues in the Other segment are generated primarily from the sale of advertising time and subscription fees from local cable company operators. Belo's various operating segments share content at no cost.

Selected segment data for the years ended December 31, 2002, 2001 and 2000 is as follows. Certain previously reported information has been reclassified to conform to the current year presentation.

	2002	2001	2000
Net operating revenues			
Television Group [a]	$ 657,525	$ 597,869	$ 692,826
Newspaper Group [b]	733,501	737,481	871,380
Interactive Media	19,472	13,065	10,319
Other	17,266	16,163	14,287
	$1,427,764	$1,364,578	$1,588,812
Earnings (loss) from operations			
Television Group [a]	$ 234,429	$ 126,011	$ 190,406
Newspaper Group [b]	145,649	110,492	189,155
Interactive Media	(14,211)	(20,002)	(18,695)
Other	(3,621)	(4,741)	(6,976)
Corporate expenses [c]	(49,182)	(48,156)	(51,164)
	$ 313,064	$ 163,604	$ 302,726
Depreciation and amortization			
Television Group	$ 47,800	$ 110,158	$ 113,394
Newspaper Group	48,472	62,806	62,008
Interactive Media	3,473	3,072	1,796
Other	2,373	2,786	3,407
Corporate	3,214	4,188	4,367
	$ 105,332	$ 183,010	$ 184,972
Operating cash flow [d]			
Television Group	$ 282,229	$ 236,169	$ 303,800
Newspaper Group	194,121	173,298	251,163
Interactive Media	(10,738)	(16,930)	(16,899)
Other	(1,248)	(1,955)	(3,569)
Corporate	(45,968)	(43,968)	(46,797)
	$ 418,396	$ 346,614	$ 487,698
Identifiable assets			
Television Group	$2,522,729	$2,513,461	$2,600,860
Newspaper Group	911,046	953,910	1,027,320
Interactive Media	20,738	20,207	48,350
Other	48,748	25,838	21,531
Corporate	111,317	158,809	195,199
	$3,614,578	$3,672,225	$3,893,260
Capital expenditures			
Television Group	$ 26,486	$ 30,362	$ 41,528
Newspaper Group	22,488	24,950	44,490
Interactive Media	2,945	2,928	12,007
Other	597	898	1,215
Corporate	7,609	3,317	5,187
	$ 60,125	$ 62,455	$ 104,427

(a) Television Group results include KOTV through December 2000.

(b) Newspaper Group results include results for *The Gleaner* through October 2000, *The Eagle* through November 2000 and the *Messenger-Inquirer* through December 2000.

(c) Corporate expenses in 2002 include a credit of $1,969 related to the curtailment of the Company's post-retirement medical program. Corporate expenses in 2001 include approximately $4,466 for early retirement costs and corporate staff reductions. Corporate expenses in 2000 include approximately $3,795 for early retirement costs.

(d) Operating cash flow is defined as segment earnings from operations (including Corporate expenses) plus depreciation and amortization. Operating cash flow is used in the broadcasting and publishing industries to analyze and compare companies on the basis of operating performance and liquidity. Operating cash flow should not be considered as a measure of financial performance or liquidity under generally accepted accounting principles and should not be considered in isolation or as an alternative for measures of performance prepared in accordance with generally accepted accounting principles. Because operating cash flow is not a measurement determined in accordance with generally accepted accounting principles and is thus susceptible to varying calculations, operating cash flow as presented may not be comparable to other similarly titled measures of other companies.

NOTE 16: QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

Following is a summary of the unaudited quarterly results of operations for the years ended December 31, 2002 and 2001. Certain previously reported information has been reclassified to conform to the current year presentation.

	1ST QUARTER	2ND QUARTER	3RD QUARTER	4TH QUARTER
2002				
Net operating revenues				
Television Group	$140,611	$171,087	$158,714	$187,113
Newspaper Group	171,459	185,734	179,482	196,826
Interactive Media	3,994	4,847	5,009	5,622
Other	3,793	4,571	4,403	4,499
	$319,857	$366,239	$347,608	$394,060
Earnings (loss) from operations				
Television Group	$ 39,878	$ 65,783	$ 53,518	$ 75,369
Newspaper Group	29,592	41,026	34,990	40,041
Interactive Media	(3,808)	(3,440)	(3,744)	(3,219)
Other	(1,241)	(867)	(559)	(954)
Corporate expenses [(a)]	(11,418)	(12,786)	(12,814)	(12,283)
	$ 53,003	$ 89,716	$ 71,391	$ 98,954
Net earnings [(b)]	$ 16,764	$ 40,517	$ 27,991	$ 45,854
Basic earnings per share [(b)]	$ .15	$ .36	$ .25	$ .41
Diluted earnings per share [(b)]	$ .15	$ .36	$ .25	$ .40
2001				
Net operating revenues				
Television Group	$143,431	$164,663	$133,998	$155,777
Newspaper Group	181,313	189,650	181,066	185,452
Interactive Media	2,898	3,369	3,449	3,349
Other	3,905	4,166	3,972	4,120
	$331,547	$361,848	$322,485	$348,698
Earnings (loss) from operations				
Television Group [(c)]	$ 25,846	$ 46,174	$ 18,068	$ 35,923
Newspaper Group [(d)]	24,017	33,644	26,529	26,302
Interactive Media	(5,186)	(5,869)	(4,890)	(4,057)
Other	(1,172)	(1,008)	(1,226)	(1,335)
Corporate expenses [(e)]	(11,669)	(15,797)	(10,077)	(10,613)
	$ 31,836	$ 57,144	$ 28,404	$ 46,220
Net earnings (loss) [(f)]	$ 623	$ (315)	$ (518)	$ (2,476)
Basic earnings (loss) per share [(f)]	$ .01	$ .00	$ .00	$ (.02)
Diluted earnings (loss) per share [(f)]	$ .01	$ .00	$ .00	$ (.02)

(a) Corporate expenses in the fourth quarter of 2002 include a credit of $1,969 related to the curtailment of the Company's post-retirement medical program.
(b) Net earnings and earnings per share in the first quarter of 2002 include a $1,841 (2 cents per share) gain on the sale of the Company's interest in the Dallas Mavericks and the American Airlines Center. Net earnings and earnings per share in the second quarter of 2002 include a $2,446 (2 cents per share) credit related to the favorable resolution of certain contingencies from properties sold in the fourth quarter of 2000.
(c) Television Group expenses in the fourth quarter of 2001 include $897 related to a Company-wide reduction in force.
(d) Newspaper Group expenses in the fourth quarter of 2001 include $2,261 related to a Company-wide reduction in force and a voluntary early retirement program at *The Providence Journal*.
(e) Corporate expenses in the second quarter of 2001 include approximately $4,461 related to early retirement costs and corporate staff reductions.
(f) Net earnings (loss) and earnings (loss) per share in the second quarter of 2001 include a $12,565 (11 cents per share) charge for the write-down of investments in Internet-related companies.

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS

The Management of Belo is responsible for the preparation of the consolidated financial statements, as well as for their integrity and objectivity. Those statements are prepared using accounting principles generally accepted in the United States, they include amounts that are based on our best estimates and judgments, and we believe they are not misstated due to material fraud or error. Management has also prepared the other information in the Annual Report and is responsible for its accuracy and its consistency with the financial statements.

Management maintains a system of internal accounting and disclosure controls that is designed to provide reasonable assurance of the integrity and reliability of the financial statements, the protection of assets from unauthorized use or disposition, and the prevention and detection of fraudulent financial reporting. This system of internal accounting and disclosure controls provides for appropriate division of responsibility. Policies and procedures, as they relate to internal accounting and disclosure controls, are updated as necessary and communicated to those employees having a significant role in the financial reporting process. Management continually monitors the system of internal accounting and disclosure controls for compliance.

Management believes that as of December 31, 2002, Belo's system of internal accounting and disclosure controls is adequate to accomplish the objectives described above. Management recognizes, however, that no system of internal accounting and disclosure controls can ensure the elimination of all errors and irregularities, and it recognizes that the cost of the internal accounting and disclosure controls should not exceed the value of the benefits derived.

Finally, Management recognizes its responsibility for fostering a strong ethical climate within Belo according to the highest standards of personal and professional conduct, and this responsibility is delineated in Belo's written code of business conduct and ethics. This code of business conduct and ethics addresses, among other things, the necessity for honest and ethical conduct; avoidance of potential conflicts of interest; full, fair, accurate, timely and understandable disclosure in public reports, documents and other communications; compliance with all applicable laws and regulations; prompt internal reporting of code violations and accountability for adherence to the code; and the confidentiality of proprietary information.

Robert W. Decherd
Chairman of the Board, President & Chief Executive Officer

Dunia A. Shive
Executive Vice President/Chief Financial Officer

FIVE-YEAR FINANCIAL SUMMARY (UNAUDITED)

DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS

	2002	2001	2000	1999	1998
NET OPERATING REVENUES					
Television Group	$ 657,525	$ 597,869	$ 692,826	$ 598,637	$ 593,426
Newspaper Group	733,501	737,481	871,380	816,976	784,327
Interactive Media	19,472	13,065	10,319	6,520	3,214
Other	17,266	16,163	14,287	11,849	10,736
Total	$1,427,764	$1,364,578	$1,588,812	$1,433,982	$1,391,703
DEPRECIATION & AMORTIZATION					
Television Group	$ 47,800	$ 110,158	$ 113,394	$ 102,725	$ 94,992
Newspaper Group	48,472	62,806	62,008	59,182	72,062
Interactive Media	3,473	3,072	1,796	543	91
Other	2,373	2,786	3,407	2,736	1,030
Corporate	3,214	4,188	4,367	3,775	2,745
Total	$ 105,332	$ 183,010	$ 184,972	$ 168,961	$ 170,920
EARNINGS FROM OPERATIONS					
Television Group	$ 234,429	$ 126,011	$ 190,406	$ 143,200	$ 143,751
Newspaper Group	145,649	110,492	189,155	176,985	138,289
Interactive Media	(14,211)	(20,002)	(18,695)	(8,908)	(2,778)
Other	(3,621)	(4,741)	(6,976)	(7,726)	(5,212)
Corporate expenses	(49,182)	(48,156)	(51,164)	(39,056)	(40,965)
Total	$ 313,064	$ 163,604	$ 302,726	$ 264,495	$ 233,085
Earnings before income taxes and gain on sale of assets	$ 213,454	$ 21,763	$ 162,206	$ 158,687	$ 123,877
Gain on sale of assets	–	–	104,628	117,766	6,583
Earnings before income taxes	$ 213,454	$ 21,763	$ 266,834	$ 276,453	$ 130,460
Income taxes	82,328	24,449	116,009	98,147	65,558
Net earnings (loss)	$ 131,126	$ (2,686)	$ 150,825	$ 178,306	$ 64,902
PER SHARE AMOUNTS					
Net earnings (loss) – diluted	$ 1.15	$ (0.02)	$ 1.29	$ 1.50	$ 0.52
Cash dividends	$ 0.30	$ 0.30	$ 0.28	$ 0.26	$ 0.24
Average shares outstanding (in thousands)	113,640	109,816	117,198	119,177	124,836
Total assets	$3,614,578	$3,672,225	$3,893,260	$3,976,264	$3,539,089
Long-term debt	$1,441,200	$1,696,900	$1,789,600	$1,849,490	$1,634,029
Shareholders' equity	$1,413,230	$1,320,745	$1,349,408	$1,389,837	$1,248,100
Ratio of long-term debt to total capitalization	50.5%	56.2%	57.0%	57.1%	56.7%
Capital expenditures	$ 60,125	$ 62,455	$ 104,427	$ 92,386	$ 102,927
Closing market price at December 31	$ 21.32	$ 18.75	$ 16.00	$ 19.06	$ 19.94
Highest close price during the year	$ 24.52	$ 19.95	$ 19.94	$ 23.44	$ 28.38
Lowest close price during the year	$ 17.75	$ 15.37	$ 12.31	$ 16.38	$ 14.56

CORPORATE INFORMATION

INDEPENDENT AUDITORS

Ernst & Young LLP
Dallas, Texas

COMMON STOCK TRANSFER AGENT & REGISTRAR

EquiServe Trust Company, N.A.
P.O. Box 43010
Providence, RI 02940-3010
Phone: 1.800.736.3001
Internet: www.EquiServe.com

INVESTOR INQUIRIES

Carey P. Hendrickson
Vice President/Investor Relations
Phone: 214.977.6626
Fax: 214.977.7051
E-mail: BLC@belo.com
Internet: www.belo.com

STOCK TRADING

The Company's Series A Common Stock is traded on the New York Stock Exchange and the Chicago Board Options Exchange under the trading symbol BLC.

ANNUAL MEETING

The Annual Meeting of Shareholders will be held at 10:30 a.m. on Tuesday, May 13, 2003, in the Dallas Museum of Art Horchow Auditorium, 1717 North Harwood Street, Dallas, Texas. A proxy statement and notice of the Annual Meeting have been sent to shareholders of record as of March 20, 2003.

PHOTOGRAPHY

David Woo, *The Dallas Morning News*
Cover Photo: Tadd Myers

DESIGN

Eisenberg And Associates

BELO

BELO CORP.
P.O. BOX 655237
DALLAS, TEXAS 75265-5237
WWW.BELO.COM